UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**


RECEIVED
SEP 2 7 2005
SECTION

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-06516


05067317

DATASCOPE CORP.

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**13-2529596** **(I.R.S. Employer Identification No.)**
14 Philips Parkway **Montvale, New Jersey** **(Address of principal executive offices)**	**07645** **(Zip Code)**

Registrant's telephone number, including area code: (201) 391-8100

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, par value $0.01 per share

(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).

Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of December 31, 2004 was approximately $491 million. As of September 1, 2005, there were 14,798,847 outstanding shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2005 pursuant to Regulation 14A of the Securities Exchange Act of 1934 is incorporated by reference in Items 10 through 14 of Part III of this Form 10-K.

Table of Contents

[This page intentionally left blank]

PART I

This Report on Form 10-K contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project" or "continue" or the negatives thereof or other variations thereon or similar terminology. These statements appear in a number of places in this Report on Form 10-K and include statements regarding our intent, belief or current expectations that relate to, among other things, trends affecting our financial condition or results of operations and our business and strategies. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. Forward-looking statements speak only as of the date the statement is made. Readers are cautioned that these forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of many important factors. Many of these important factors cannot be predicted or quantified and are outside of our control, including competitive factors, changes in government regulation and our ability to introduce new products. The accompanying information contained in this Report on Form 10-K, including, without limitation, the information set forth below under Item 1 regarding the description of our business and under Item 7 concerning "Management's Discussion and Analysis of Financial Condition and Results of Operations," identifies additional important factors that could cause these differences. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied in this Report on Form 10-K will not be realized. All subsequent written and oral forward-looking statements attributable to us or persons acting for or on our behalf are expressly qualified in their entirety by this section.

Item 1. *Business.*

Overview. Datascope Corp. is a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology and radiology, cardiovascular and vascular surgery, anesthesiology, emergency medicine and critical care. We have four product lines that are aggregated into two reportable segments, Cardiac Assist / Monitoring Products and Interventional Products / Vascular Grafts. The Cardiac Assist / Monitoring Products segment accounts for 82% of total sales. Operating data for each segment for the last three fiscal years is set forth in footnote 10 to the Consolidated Financial Statements. Our products are distributed worldwide by direct sales employees and independent distributors. Originally organized as a New York corporation in 1964, we reincorporated in Delaware in 1989.

Available Information. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other information is available on our website at www.datascope.com.

We have adopted a written Corporate Business Conduct Policy (including Code of Ethics) that applies to all our employees. The Business Conduct Policy is posted on our website under the "Corporate Governance" caption. We intend to disclose any amendments to, or waivers from, the Business Conduct Policy on our website. In addition, the Company's audit committee charter, compensation committee charter and nominations and corporate governance committee charter are also posted on the Company's website. A copy of any of these documents is available, free of charge, upon written request sent to Datascope Corp., 14 Philips Parkway, Montvale, New Jersey 07645, Attention: Secretary.

Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

Glossary. **We have prepared the glossary below to help you understand our business.**

Angioplasty is the reconstruction of blood vessels, usually damaged by atherosclerosis. If the arteries in question are in the heart, a coronary bypass operation may be recommended. However, the nonsurgical method of balloon angioplasty is often employed, especially when only one vessel is blocked.

Balloon Angioplasty, also known as percutaneous transluminal coronary angioplasty (PTCA), is a nonsurgical method of clearing coronary and other arteries blocked by atherosclerotic plaque, fibrous and fatty deposits on the walls of arteries. A catheter with a balloon-like tip is threaded up from the arm or groin through the artery until it reaches the blocked area. The balloon is then inflated, flattening the plaque and increasing the diameter of the blood vessel opening. The arterial passage is thus widened or dilated. Balloon angioplasty has evolved to include direct coronary stenting in greater than 70% of angioplasty procedures to prevent recoil or abrupt closure of the artery post dilatation.

Hemostasis is the stopping of bleeding, either by physiological properties of coagulation and vasoconstriction or by surgical or mechanical means.

Manual Compression is the stopping of bleeding by physical pressure placed specifically on a venous or arterial access site. With relation to our interventional products, manual compression is typically applied to the femoral artery.

Mechanical Thrombectomy is the process of removing clots within arteriovenous (AV) grafts or AV fistulas on chronic hemodialysis patients who are typically being treated for end stage renal disease.

Vascular Access is the means of entering the vasculature percutaneously in order to place a variety of catheters. Vascular Access can be either venous or arterial in nature and can occur at various points of the body. The most typical vascular access points are femoral (groin), subclavian (upper chest), internal and external jugular (neck), brachial and radial (arm).

Major Product Lines. Our four major product lines are Patient Monitoring, Cardiac Assist, Interventional Products (formerly Collagen Products) and InterVascular (Vascular Grafts). The following table shows the percentage of sales by major product line as a percentage of total sales for the last three years:

	Fiscal Year Ended June 30,		
	2005	2004	2003
Patient Monitoring	43%	42%	42%
Cardiac Assist	39%	38%	36%
Interventional Products	8%	11%	13%
Vascular Grafts	10%	9%	9%

Below is a more detailed description of our major product lines:

Patient Monitoring. We manufacture and market a broad line of physiological monitors and monitoring systems designed to provide for patient safety and management of patient care. Our monitoring solutions were developed for the demands of today's health care environment and can be integrated with our Panorama™ central station and telemetry system. They range from automated blood pressure monitoring devices to intensive care unit monitoring systems. They are used in operating rooms, emergency departments, critical care units, post-anesthesia units and recovery rooms, intensive care units and labor and delivery rooms. As part of our operating room business, we offer the Anestar™ Anesthesia Delivery System, which is designed for use with our Gas Module SE™ airway gas monitor and our Passport 2® and Spectrum® monitors.

Our line of patient monitoring products and their significant features are as follows.

Patient Monitors

Passport 2

- Portable, bedside monitor with color or monochrome display and 6 traces
- Optional View 12™ ECG Analysis Module provides continuous 12-lead ECG interpretation with ST and arrhythmia analysis
- Built-in power supply, with Sealed Lead Acid battery option
- Fold-away bed rail hook, battery and lightweight design ensure convenient portability
- Specialized graph trend of heart rate, respiration and pulse oximetry for neonatal applications

- Oridion Microstream®[1] CO_2 with unique FilterLines®[1] that adapt to any patient for easy CO_2 monitoring
- Optional dual-trace, integrated recorder
- Masimo SET®[2] or Nellcor®[3] Oxismart®[3] pulse oximetry
- Optional Base Station docking device offers instant connectivity to various peripheral devices
- Telemetry or hardwire communications to central stations
- Anesthetic gas analysis through the Gas Module SE

Spectrum

- Powerful, portable bedside monitor built for performance and function
- Large, bright 12.1" high-resolution color display with up to 8 traces
- Auto-adjustable large numerics for optimal display visualization
- Specialized graph trend of heart rate, respiration and pulse oximetry for neonatal applications
- Built-in power supply with Sealed Lead Acid battery option
- Advanced functions for acute care areas, including advanced arrhythmia analysis, up to 4 invasive pressures, cardiac output with hemodynamic calculations, pulmonary artery wedge pressure and drug calculations
- Optional Continuous Cardiac Output/SvO_2 with interface to Edwards Vigilance®[4] Monitor
- Optional View 12 ECG Analysis Module provides continuous 12-lead ECG interpretation with ST and arrhythmia analysis
- Optional dual-trace, integrated recorder
- Available standard with Masimo SET pulse oximetry or with optional Nellcor Oxismart pulse oximetry
- Optional Base Station docking device offers instant connectivity to various peripheral devices
- Telemetry or hardwire communications to central stations
- Anesthetic gas analysis with automatic 5-agent ID with the Gas Module SE
- Oridion Microstream technology ensures fast CO_2 results with lightweight FilterLines

Trio™

- Portable, lightweight, compact monitor
- Ergonomically designed fold-away handle with built-in bed rail hook
- 8.4" high resolution color display with 4 traces
- Standard parameters include 3 or 5-lead ECG, NIBP, SpO_2, respiration and temperature
- Full graphic and list trends of all monitored parameters with event markers
- Built-in power supply with Sealed Lead Acid or Lithium Ion battery option
- Masimo SET or OxiMax®[3] pulse oximetry
- Optional two-trace, integral recorder

Accutorr Plus®

- Our first non-invasive blood pressure monitor with an integrated patient database that automatically records up to 100 patient measurements
- Measures pulse oximetry (or blood oxygen saturation), temperature and heart rate
- Optional recorder module
- Optional Masimo SET or OxiMax pulse oximetry
- Long life lithium ion battery technology for up to 8 hours run time

---

[1] Microstream and FilterLines are registered trademarks of Oridion Medical Ltd.
[2] Masimo SET is a registered trademark of Masimo Corporation.
[3] Nellcor, Oxismart and OxiMax are registered trademarks of Nellcor.
[4] Vigilance is a U.S. registered trademark of Edwards Lifesciences Corporation.

Duo™

- Simple, easy to use blood pressure and pulse oximetry monitor
- Portable, compact, and lightweight
- Monitor and stand designed with ergonomics in mind
- Comfortable carrying handle for portability
- Optional lithium ion battery provides extended run time during transport

Gas Module SE

- Anesthetic gas measurement subsystem
- Monitors CO_2, oxygen, nitrous oxide and all 5 inhalated anesthetic gases
- Interfaces with the controls and displays of the Passport 2 monitor for use in the growing out-patient surgery market
- Interfaces with the controls and displays of the Spectrum or Passport 2 monitors for use in main hospital operating rooms

Central Stations

Panorama Patient Monitoring Network

The Panorama Central Station, formally introduced on July 28, 2004, is our new platform for centralized monitoring of vital signs information. The Panorama Patient Monitoring Network is an integrated family of patient monitoring products that enables hospitals to seamlessly share information on all patients via one network. The monitoring network will continue to evolve with the planned addition of interactive remote viewing workstations, hospital information systems interface and increased system capacity.

The significant features of the Panorama are:

- Monitoring of up to 16 patients on a single central station using dual displays, or up to 12 patients on a single display
- View Only Workstation for remote display of patient data from any central station
- Supports hardwired and wireless patient monitoring on the same central station
- Bi-directional communication enables alarm tracking between the bedside monitors and the central station
- Utilizes a single antenna infrastructure to support instrument and ambulatory telemetry in the protected Wireless Medical Telemetry Service (WMTS) medical band
- Stores all monitored parameters including continuous 12-lead ECG data, 1000 events, 3000 trends, and up to 72 hours of full disclosure
- Includes a new ambulatory telepack with integrated remote printing, nurse call and attendant present buttons as well as ECG lead check, link status and battery status indicators
- Includes new arrhythmia analysis package for central station and bedside monitors

Anesthesia Delivery Systems

The Anestar and Anestar™ S, anesthesia delivery systems safely deliver inhalation anesthesia drugs with a unique modular breathing circuit design, a high performance ventilator, an intuitive user interface and ergonomics, all packaged as a high-quality, low maintenance product.

The significant features of the Anestar and Anestar S are:

Anestar

- An advanced anesthesia delivery system
- Easy to use touch screen display
- IntelliVent™ ventilator offers volume and pressure ventilation for adult and pediatric patients
- A unique warmed breathing system (EZ-Flow™) integrates the absorber and ventilator bellows
- Reduces potential leak sites
- Eliminates rainout within the breathing system
- Climatizes airway gases
- Fresh gas decoupling ensures constant tidal volume delivery for easier maintenance of the system

- Automatic compliance compensation enhances the accuracy of the ventilator by compensating for any potential leaks
- Compatible with Passport 2, Spectrum and Gas Module SE

Anestar S

- Integrates the advanced functions of the Anestar platform into a smaller, more cost-effective package
- Smaller footprint and ergonomic design
- Same comprehensive safety features as the Anestar
- Compatible with Passport 2, Spectrum and Gas Module SE

Significant Developments

In the last few years, we have expanded our line of patient monitoring products and achieved the following regulatory and marketing milestones:

- Duo NIBP Monitor distribution began in the third quarter of fiscal 2005
- Acquired rights to manufacture Anestar and Anestar S Anesthesia Delivery Systems in the second quarter of fiscal 2005
- New arrhythmia analysis package introduced in January 2005
- Panorama telemetry products distribution began in the first quarter of fiscal 2005
- Panorama Central Stations distribution began in the fourth quarter of fiscal 2004
- Trio received FDA 510(k) clearance in February 2004
- OxiMax, Nellcor's newest patented SpO_2 technology, was introduced in high-end Accutorr Plus models in the third quarter of fiscal 2004
- Anestar S Anesthesia Delivery System distribution began in September 2003
- Cardiac output, calculations and pulmonary artery wedge pressure addition to Spectrum received FDA 510(k) clearance in September 2003
- Spectrum United States and international distribution began in the third quarter of fiscal 2003
- Trio began international distribution in the third quarter of fiscal 2003
- View 12 ECG Analysis Module for the Passport 2 began United States distribution in the first quarter of fiscal 2003
- View 12 ECG Analysis Module received FDA 510(k) clearance to market in the first quarter of fiscal 2003
- Anestar Anesthesia Delivery System began distribution in January 2002

Markets, Sales and Competition. Our patient monitors are used in hospital operating rooms, emergency rooms, critical care units, post-anesthesia care units and recovery rooms, intensive care units and labor and delivery rooms. The Passport 2 provides a portable and cost effective monitoring solution for a wide range of departments, from emergency rooms and post-anesthesia care units to operating rooms and intensive care units. The Spectrum builds on the Passport 2's portability and ease of use with added features that make it a robust monitoring solution for higher acuity departments such as intensive care units, operating rooms and coronary care units. The Trio is targeted towards markets such as subacute care facilities, surgery centers, and GI/ Endoscopy and general patient areas.

The Panorama central station and telemetry network strengthens our product offerings across departments with innovative and unique features such as storage of 12-lead ECG data and the ability to mix hardwired and WMTS wireless devices on the same central station. Lastly, with the addition of our Anestar and Anestar S anesthesia delivery systems, we offer a complete operating room solution that brings advanced features and functionality to outpatient surgery centers and operating rooms with space constraints.

We also have a significant presence in the hospital automated blood pressure monitoring market. The Accutorr Plus monitor is used across hospital departments to monitor blood pressure, pulse oximetry readings, and temperature for patients who do not require continuous ECG monitoring. It offers trending functions and an optional recorder module to enable tracking of patient data over time. The Duo monitor is our latest entry into the automated blood pressure monitoring market. The Duo is targeted at the low end of the market, and is designed for customers who require spot-checking of blood pressure and pulse oximetry, but do not require trending capabilities.

A number of companies, some of which are substantially larger than us, manufacture and market products that compete with our patient monitoring and anesthesia delivery system products. Our major competitors in patient monitoring are Philips Medical, GE Healthcare, Spacelabs Medical, Nihon Kohden and Welch Allyn Medical Products. Our major anesthesia delivery system competitors are GE Healthcare through its Datex-Ohmeda unit and Draeger Medical.

Cardiac Assist. We are a leader and pioneer in intra-aortic balloon (IAB) counterpulsation therapy and products including IAB pumps and catheters. Counterpulsation therapy is used to support and stabilize heart function. This therapy increases the heart's output and the supply of oxygen-rich blood to the heart's coronary arteries while reducing the heart muscle's workload and its oxygen demand.

The intra-aortic balloon system is used for the treatment of high-risk cardiac conditions resulting from ischemic heart disease and heart failure. Patients experiencing acute coronary syndromes such as acute myocardial infarction, cardiogenic shock and unstable angina may require IAB therapy to support and stabilize their cardiac status. IAB therapy is also used for high-risk patients who require revascularization procedures such as percutaneous coronary interventions or coronary artery bypass procedures including both on-pump and off-pump techniques. These products and therapy may be used before or during coronary artery bypass grafting or percutaneous coronary interventions for hemodynamic support.

We produce a line of disposable intra-aortic balloon catheters that serve as the pumping device within the patient's aorta. We introduced the first balloon catheter capable of percutaneous insertion. This innovation eliminated the need for surgical insertion. As a result, the market for cardiac assist products expanded from open-heart surgery to interventional cardiology. We continue to advance our cardiac assist technology and to introduce new products.

Our line of cardiac assist products includes intra-aortic balloon pumps and intra-aortic balloon catheters.

Intra-Aortic Balloon Pumps (IABPs)

In August 2003, we launched our newest pump, the CS100®. The CS100 with IntelliSync™ represents a major technological leap in the field of intra-aortic balloon counterpulsation. This new pump matches intelligence, automation and speed of delivery in a sophisticated algorithm that will adapt automatically to changing conditions. The result is continuous, consistent support for the patient.

We manufacture and market the following IABPs:

CS100
- IntelliSync, smarter algorithms for greater patient support
- Automated trigger selection for easier and continuous patient support
- Automatic "Beat to Beat" timing adjustments based on the patient's physiologic landmarks
- Faster pneumatics to support the most challenging arrhythmic patients

System 98XT
- CardioSync® 2, improved algorithms to provide enhanced counterpulsation therapy
- Faster pneumatics
- Further reduction in required user intervention

System 98
- Larger display
- Better automation
- Features make balloon pumping therapy simpler to administer and faster to initiate

Significant Developments

In the last few years, we have expanded our product line of intra-aortic balloon pumps and achieved the following regulatory and marketing milestones:

- CS100 approval to distribute in Japan received in August 2004
- CS100 United States and European market introduction in August 2003
- System 98XT United States and European market introduction in December 2000
- System 98 approval to distribute in Japan received in March 1999
- System 98 United States and European Union distribution began in 1998

Intra-Aortic Balloon Catheters

We manufacture a broad line of disposable intra-aortic balloon catheters for use with intra-aortic balloon pumps in support of counterpulsation therapy.

Linear™ 7.5 Fr.

In January 2005, we launched our Linear 7.5 Fr. intra-aortic balloon catheter. Linear 7.5 Fr., with our new Durathane balloon material and improved 7.5 French ("Fr.") introducer sheath, offers easier insertion, improved abrasion and fatigue properties and, we believe, provides an improved solution for smaller adults, women, diabetics and patients with peripheral vascular disease. Linear 7.5 Fr. is available in 25cc, 34cc and 40cc balloon volumes.

In June 2004, we introduced the first and only needle-free securement device for IAB catheters, the StatLock®[5], which secures the IAB catheter to the patient without the danger of accidental needlesticks or suture wound complications. We estimate that more than 25% of our U.S. customers are utilizing this device.

Fidelity®

In February 2002, we launched our Fidelity intra-aortic balloon catheter. We believe that Fidelity provides superior performance to all other 8 Fr. catheters in the market. Fidelity also offers the largest central lumen (0.030") for consistent, clear arterial waveforms which results in better delivery of counterpulsation therapy for the patient and easier patient management for the healthcare provider. A new polymer design enables Fidelity to insert easily and navigate tortuous anatomies. Once inserted, physicians have the longest insertable length available on the market to ensure optimal balloon placement. Fidelity is available in 25cc, 34cc and 40cc balloon volumes.

In addition, we manufacture a complete line of intra-aortic balloon catheters to accommodate counterpulsation therapy in both the adult and pediatric population. We manufacture catheters for pediatric patients in the 2.5cc, 5cc, 7cc, 12cc and 20cc volumes. Our 9.5 Fr. intra-aortic balloon catheters are available in 25cc, 34cc and 40cc volumes. A 50cc volume is also available for patients who are taller than 6 feet.

Clinical Support. We provide the following clinical and educational services to our customers:

- Telemedicine via our PC-IABP products which offers remote pump monitoring, allowing the healthcare provider continuous access and instantaneous troubleshooting from highly trained technicians
- 24 hour, 7 days a week clinical support
- On-site training and education for all personnel involved with patient care; over 30,000 clinicians are trained by our clinical staff annually
- Comprehensive educational materials for hospital staff, patient and family
- Consultative services to help hospitals maximize the goals of counterpulsation therapy within the hospital network
- The Benchmark® Registry — a comprehensive registry database to assist hospitals worldwide in tracking and comparing outcomes of counterpulsation therapy administered to their patients. This enables our customers to demonstrate and measure the clinical benefits of the therapy. We believe that we are the only supplier offering a comprehensive, centralized repository of global IABP information

---

[5] StatLock is a registered trademark of Venetec International, Inc.

Markets, Sales and Competition. Our cardiac assist products are sold primarily to major hospitals with open-heart surgery and balloon angioplasty facilities and community hospitals with cardiac catheterization laboratories. Our cardiac assist products have been sold, to a growing degree, to the broader range of community hospitals, where counterpulsation therapy is used for temporary support to the patient's heart prior to transport to a major hospital center where definitive procedures, such as balloon angioplasty or open-heart surgery, can be conducted. Our main competitor for cardiac assist products is Arrow International, Inc.

Interventional Products. Our primary products are used to seal arterial puncture wounds after angiography and other interventional procedures relying upon access to the body through the femoral artery. We participate in three distinct vascular sealing market segments primarily used in cardiology: collagen based products, suture based products and manual compression assist products. In addition, we have begun to develop a portfolio of products for interventional radiology. The Interventional Products (IP) division name reflects our objective to broaden the division's product portfolio to include new products for interventional cardiology and interventional radiology. In interventional radiology, we now have two products. The first is a mechanical thrombectomy device used to clear blood clots from blocked dialysis access sites of hemodialysis patients. The second is a chronic dialysis catheter, which connects a patient with end stage renal disease to a dialysis machine.

Our line of interventional products is discussed below:

Vascular Sealing Products

We design and manufacture the following vascular sealing products: collagen based products and manual compression assist products.

Collagen Based Products

Our VasoSeal® and Elite™ brand vascular sealing products assure fast and reliable arterial hemostasis after common percutaneous cardiology and radiology procedures, such as balloon angioplasty, arterial stenting and diagnostic angiography.

We manufacture and market vascular sealing devices under four brand names, VasoSeal® VHD, VasoSeal ES®, VasoSeal Low Profile and Elite. These products rapidly seal femoral arterial punctures. Unlike many other vascular sealing products, VasoSeal works extravascularly, meaning that the product works by sealing the femoral artery on the outside of the artery. With VasoSeal, doctors have an effective alternative to the many competitive sealing products that produce sealing by placing (and leaving behind) permanent foreign objects, such as sutures, inside patient arteries. VasoSeal vascular sealing devices provide for reduced time to hemostasis of the arterial puncture wound, reduced time to patient ambulation and discharge following certain percutaneous procedures, cost savings to the hospital and increased patient satisfaction versus manual methods of arterial hemostasis.

VasoSeal VHD

We manufacture and market the VasoSeal VHD extravascular sealing device, the first device of its kind to be approved in the United States. Prior to the introduction of VasoSeal VHD in 1995, the only way to seal femoral arterial puncture wounds was to apply significant pressure by hand over the arterial puncture site and to wait for the blood in the tract to clot naturally. This arterial sealing process is called "manual compression." Manual compression can take 20 minutes or more to accomplish even in the best of circumstances. But sometimes, if a patient has been administered anti-clotting drugs prior to their percutaneous procedure, the patient has to wait many minutes, sometimes even hours, for the effect of the anti-clotting drugs used during their procedure to diminish before manual compression can be successfully administered on their puncture site.

The concept behind the VasoSeal device is simple. The VasoSeal VHD comes with a measuring device that tells the doctor the depth of a patient's artery from the skin surface. The doctor then uses the VasoSeal VHD to deploy a soft collagen plug directly over the puncture site on the outside of the artery. VasoSeal VHD produces hemostasis in two ways. First, the collagen plug effects a mechanical barrier stopping blood from flowing up the puncture tract. Second, the collagen in the device's plug interacts with the patient's own blood to stimulate the formation of fibrin, simulating the body's own, natural clotting process. By design, and unlike other vascular sealing devices on the market, VasoSeal VHD does not leave a foreign object inside of a patient's artery after deployment. In addition, unlike manual compression, VasoSeal VHD permits the immediate removal of the procedural sheath used in many cardiology and radiology procedures, even when anti-clotting drugs have been administered to a patient.

VasoSeal ES

The VasoSeal ES device, introduced in Europe in 1998 and in the United States in 1999, retains the proprietary, extravascular technology of our original VasoSeal VHD. However, VasoSeal ES features a "one-size-fits-all" (5 to 8 Fr.) design that eliminates the physician's need to measure skin-to-artery distance and the hospital's need to stock multiple sizes of the device. These features are made possible by VasoSeal ES's unique locator technology that is capable of easily and precisely locating the arterial puncture site below the skin's surface.

VasoSeal ES is the first vascular sealing device to have been found safe and effective in patients with peripheral vascular disease. As many as 30% of all patients undergoing percutaneous cardiology and radiology procedures have peripheral vascular disease.

VasoSeal Low Profile

VasoSeal Low Profile is a smaller version of VasoSeal VHD and is available in five kit sizes. This device meets the needs of hospitals who have been increasingly using smaller diameter access sheaths in their percutaneous procedures to minimize vascular trauma. VasoSeal Low Profile is approved for sealing 5 Fr. or smaller puncture sites.

Elite

Elite is the newest VasoSeal product utilizing a unique, proprietary sponge collagen technology to produce hemostasis. Elite's new sponge collagen is deployed into a patient's tissue tract, just above the femoral artery, in a compressed form. Upon exposure to blood, the compressed sponge collagen plug expands in seconds to produce an effective mechanical blockade above the femoral artery.

Elite uses the same one-size-fits-all location system as VasoSeal ES. However, the body design of Elite is substantially different than that of VasoSeal ES. The Elite body design was developed after years of studying the ergonomics of the earlier generation VasoSeal devices and the different ways physicians deploy these devices. From this research, we developed the unique and effective body design for Elite. The new Elite body was designed specifically to minimize variations in physician deployment methods, variations that could compromise the precise placement of VasoSeal's collagen plug. The new body design of the Elite maximizes the device's potential for producing rapid, secure and consistent mechanical hemostasis.

Elite provides physicians with the same rapid and reliable mechanical closure capabilities of the competitive closure devices that leave foreign objects behind in patient arteries. Yet, like the rest of the VasoSeal line, Elite achieves its goals while protecting and preserving the common femoral artery from unnecessary intrusions and left-behind artifacts.

Elite is designed to serve as the only vascular sealing device a hospital should need to stock. It can be utilized for both diagnostic and interventional procedures. It can be used with a broad variety of 5 to 8 Fr. sheaths. Like VasoSeal ES, Elite has been proven safe and effective in diverse patient populations, including those with peripheral vascular disease.

Significant Developments

In the last few years, we have expanded our line of vascular sealing products and achieved the following regulatory and marketing milestones:

United States, FDA Approvals, Major Products:

- Elite Pre-Market Approval (PMA) Supplement approved in August 2002

- VasoSeal Low Profile PMA Supplement approved in June 2002
- VasoSeal VHD granted PMA in September 1995

United States, FDA Additional VasoSeal Approvals:

- Modified Hold Technique deployment method in March 2002
- Reduced time to discharge claim in diagnostic angiography patients in September 2001

CE Mark Approvals:

- Elite approved to market in Europe in 2002
- VasoSeal Low Profile approved to market in Europe in 2002

Japan:

- VasoSeal VHD cleared for reimbursement for certain interventional procedures by the Ministry of Health in January 2000

Canada:

- VasoSeal VHD Medical Device License granted for prior approvals in 2000

Markets, Sales and Competition. Our VasoSeal line of products is sold to both interventional cardiology and radiology labs, both in hospitals and in independent diagnostic facilities. The current market size for collagen-based vascular closure devices is approximately $300 million annually. A number of companies, some of which are substantially larger than us, manufacture and market products that compete with the VasoSeal VHD, VasoSeal Low Profile, VasoSeal ES and Elite devices. Our competitors in this market are St. Jude Medical (Angio-Seal) and Vascular Solutions, Inc. (Duett).

Manual Compression Assist Product

Safeguard™

Safeguard is a manual compression assist product used to ensure maintenance of hemostasis. It is typically utilized on the femoral arterial site but may also be used in brachial, radial and subclavian vessels as well on cardiac, dialysis and critical care patients. Safeguard affixes to the site with an adhesive backing and offers hands-free pressure through inflation of a bulb with a syringe. Safeguard 24cm was introduced in the second quarter of fiscal 2004. A second product, Safeguard 12cm was launched in March 2005.

Advantages of Safeguard

- Adjustable, hands-free pressure which guards the site with consistent pressure
- Maintains pressure during patient recovery and maximizes valuable staff resources
- Innovative design makes Safeguard easy to apply and simple to use
- Provides direct visualization of the site and allows for immediate pressure adjustments
- Enhanced patient comfort, because Safeguard is flexible and conformable, does not restrict patient mobility and no ancillary equipment or straps are required

Significant Developments

Safeguard has achieved the following milestones:

- Determined to be a Class I, exempt product within the FDA regulations; and
- Received the CE Mark in October 2003.
- Safeguard 12cm, a smaller version of Safeguard was released in March 2005. It received the CE Mark in June 2005.

Markets, Sales and Competition. We estimate the market for non-invasive compression assist devices to be approximately $60-80 million annually. Safeguard competes with other non-invasive devices such as FemoStop (Radi) and patches. A number of companies, some of which are larger than us, manufacture and market competitive products. Among them are Abbott Laboratories, Medtronic, Vascular Solutions and Marine Polymer Technologies.

Suture Based Product

In May 2004, we acquired certain assets and technology from X-Site Medical, LLC (X-Site), a privately held company. The acquired assets include all technology related to X-Site's lead product, a suture-based vascular closure device for achieving hemostasis after coronary catheterization procedures. The product is scheduled to be released in early fiscal 2006.

In a controlled clinical study of approximately 393 patients (approximately 260 of whom received X-Site), the X-Site® device was shown to be easy to use and demonstrated an excellent safety profile. The device has received FDA approval and will increase our presence in the vascular closure market. The addition of the X-Site product represents a logical expansion in the area of hemostasis management and reflects our strategy of providing new and innovative products in this field.

Markets, Sales and Competition. The X-Site product will compete in the vascular sealing closure market as described earlier, in which suture-mediated devices represent over $100 million in sales. To date, Abbott Laboratories, which markets the Perclose product, is the dominant competitor in this segment. The X-Site product will be marketed by the Interventional Products direct sales force, which currently sells other vascular closure devices.

Interventional Radiology

ProLumen™

Our first entry in the interventional radiology market was a dialysis access product, the ProLumen, a mechanical thrombectomy device designed to break up clots in arteriovenous grafts in patients who are on chronic hemodialysis. The product is placed through a sheath and advanced through the graft. The ProLumen received FDA 510(k) clearance in February 2004 and was launched in March 2004.

Advantages of ProLumen

Because of its S-wave wire design, we believe that ProLumen provides superior mechanical thrombectomy and effectively competes with both wall contact and non-wall contact devices. The S-wave wire also provides excellent maneuverability around tight bends in the graft. ProLumen comes with both the wire and motor drive unit preassembled. Further, there is no capital equipment investment required as the device is a single use product.

Markets, Sales and Competition. The market for mechanical thrombectomy devices is approximately $30-40 million annually. A larger segment continues to use thrombolytic agents (known as "lyse and wait") prior to mechanical intervention. We cannot predict how quickly the market will shift from these agents to mechanical intervention. ProLumen is primarily marketed to interventional radiologists and vascular surgeons. A number of companies manufacture and market products that compete with ProLumen. Our main competitors are Arrow International and Possis Medical, Inc.

ProGuide™

Our second product for the dialysis access market is ProGuide, an over-the-wire chronic dialysis catheter. Chronic dialysis catheters connect a patient with end stage renal disease (ESRD) to a dialysis machine. ESRD occurs when a significant portion of a person's kidney is not functioning normally and cannot sufficiently clean a person's blood. In the U.S. over 300,000 people annually require hemodialysis to compensate for lost kidney function; for these people, dialysis machines clean the blood outside the body. Chronic dialysis catheters allow for needle-free access for the dialysis procedure. ProGuide received FDA 510(k) clearance in September 2004 and was launched in the U.S. in May 2005.

Advantages of ProGuide

Because ProGuide is an over-the-wire catheter that does not require the use of a delivery sheath to facilitate placement, it has the potential to reduce the risk of air embolism while providing ease of placement both of which are very important to the physician. ProGuide also delivers high flow rates with low recirculation, thereby offering a superior level of patient care. In clinical use, we found that ProGuide is easily placed in multiple access sites, and the ability to place the catheter over a guide wire and without a peel-away sheath may make the procedure more convenient and somewhat faster than standard catheter placement methods.

Markets, Sales and Competition. The market for chronic dialysis catheters is approximately $130 million annually. Like ProLumen, ProGuide is primarily marketed to interventional radiologists. Additional users include vascular surgeons, nephrologists and dialysis nurses. Companies who manufacture products that compete with ProGuide are: Medcomp, C.R. Bard, Angiodynamics, Boston Scientific, Kendall (Tyco), Arrow International and Spire. The market for these products is also subject to agreements with group purchasing organizations (GPOs) and integrated delivery networks (IDNs).

Clinical Education and Support — Interventional Products. We offer health care providers the following services in connection with our interventional products:

- On-site training and education of all personnel involved with product deployment and post-deployment patient care to assure successful device outcome
- 24 hour, 7 days a week clinical support
- Comprehensive educational materials and programs for staff
- Patient information guides to educate the patient on appropriate post-care regimens
- Consultative services to help facilities identify and maximize the goals and objectives of vascular sealing

InterVascular (Vascular Grafts). Our InterVascular, Inc. subsidiary designs, manufactures and distributes a proprietary line of knitted and woven polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery. Vascular grafts are used to replace or bypass diseased arteries. InterVascular is actively broadening its line of vascular surgery products.

Our vascular graft products and their significant features are as follows.

InterGard® Knitted Products

Collagen coated graft for use in most vascular applications for reconstruction of abdominal aorta and peripheral arteries.

InterGard® Woven Products

Designed primarily for use in thoracic aortic repair and open-heart surgery.

InterGard® Silver

- World's first anti-microbial vascular graft
- Designed to prevent post-operative graft-related infection, which occurs in 2% to 5% of cases, by using the broad spectrum, anti-microbial properties of silver, which is released from the surface of the graft into surrounding tissues following implantation
- Prosthetic graft infections are associated with high morbidity, including amputation and high mortality
- Vascular graft infection typically lengthens the hospital stay of a patient by up to 50 days, which results in an increase in treatment cost of approximately $85,000

InterGard® UltraThin

- The thinnest knitted polyester collagen coated graft on the market giving it exceptional handling and suturing
- Designed specifically for use in the replacement of peripheral arteries

InterGard® Heparin

- A heparin bonded collagen coated graft for replacement and bypass of peripheral arteries
- Occlusion of a peripheral graft following surgery is the most frequent cause of graft failure
- InterGard Heparin is designed to address the issue of occlusion and improve long term patency of the graft by allowing the antithrombogenic and antiproliferative properties of heparin to be available locally on the graft surface for several weeks following implantation
- Three year results of a multicentric prospective randomized study have shown that use of InterGard Heparin has 25% better patency and 65% fewer amputations compared to ePTFE, a synthetic material frequently used for peripheral artery bypass or repair

Patches

- Collagen coated patches used for repair of carotid and peripheral arteries
- HemaCarotid patches also manufactured in the UltraThin configuration, with and without Heparin
- HemaPatches also manufactured in the Silver configuration

Significant Developments

In the last few years, we have expanded our line of vascular graft products and achieved the following regulatory and marketing milestones:

- HemaPatch Silver was introduced in Europe in March 2004
- HemaCarotid Patch Heparin was introduced in Europe in March 2004
- InterGard Heparin UltraThin graft was introduced in the United States in fiscal 2003
- Aortic Arch and HemaBridge (specialty grafts for thoracic aorta repair and replacement) received FDA clearance in March 2002
- InterGard Heparin received FDA clearance in January 2001

Markets, Sales and Competition. Effective May 1, 2005, W.L. Gore & Associates Inc. (Gore) became the exclusive distributor of InterVascular's full line of polyester grafts and patches in the U.S. The decision to enter into a relationship with Gore was based on Gore's strong presence in the U.S. vascular graft market. InterVascular's products are sold by Gore's U.S. Vascular Surgery Sales Team and co-branded under the InterVascular and Gore names.

In Europe the InterVascular product line continues to be marketed by InterVascular's direct sales force and exclusive distributors and in other international markets the InterVascular product line continues to be sold by its distribution network.

Our vascular graft products are sold to vascular and cardiothoracic surgeons. A number of companies, some of which are substantially larger than us, manufacture and market products that compete with our vascular graft products. Our major competitors are Boston Scientific, Vascutek, a Terumo company, W.L. Gore, and Impra, a subsidiary of C.R. Bard, Inc.

Life Science Research Products. In 1998, we entered the life science research market by forming a new subsidiary, Genisphere Inc. Genisphere has developed reagents based on a new, proprietary class of DNA molecules known as 3DNA®, or Three Dimensional Nucleic Acid. A reagent is a biologically or chemically active substance. Genisphere's reagents are used to detect and measure other biological substances. Our 3DNA-based reagents have been shown to provide greater sensitivity in nucleic acid and protein detection assays than it is possible to achieve using conventional detection methods.

Based on our current market entry strategy, our life science research products will be designed primarily for use in newly developed kinds of detection assays. In these new markets, adoption of new technologies, such as 3DNA technology, occurs much faster and potential customers are more highly concentrated and easier to reach, when compared to the mature blot market, which was our initial target market. Our first products for these new markets were detection kits designed to improve the reliability and sensitivity of microarray experiments. We have also recently begun selling proprietary products that increase the size of nucleic acid samples, and other proprietary products that increase the sensitivity of a wide range of protein assays.

A number of companies, some of which are substantially larger than us, manufacture and market products that compete with our life science research products. Our major competitors include Agilent Technologies, GE Healthcare and Ambion, Inc.

Research and Development

We invested approximately $36.2 million in 2005, $32.5 million in 2004 and $29.0 million in 2003 on research and development of new products and improvement of our existing products. We have established relationships with several teaching hospitals for the purpose of clinically evaluating our new products. We also have consulting arrangements with physicians and scientists in the areas of research, product development and clinical evaluation.

Marketing

Our products are sold primarily through direct sales representatives in the U.S. and a combination of direct sales representatives and independent distributors in international markets. Our largest geographic markets are the United States, Europe and Japan. Our worldwide direct sales organization employs approximately 375 people and consists of sales representatives, sales managers, clinical education specialists and sales support personnel. We have a worldwide clinical education staff, most of whom are critical care and catheterization lab nurses. They conduct seminars and provide in-service training to nurses and physicians on a continuing basis. Our sales are broadly based and no customer accounted for more than 10% of our total sales in fiscal years 2005, 2004 and 2003. Our primary customers include physicians, hospitals and other medical institutions.

We provide service and equipment maintenance to purchasers of our products under warranty. After the warranty expires, we provide service and maintenance on a contract basis. We employ service representatives in the United States and Europe and maintain service facilities in the United States, the Netherlands, France, Germany, Belgium and the United Kingdom. We conduct regional service seminars throughout the United States for our customers and their biomedical engineers and service technicians.

International sales as a percentage of our total sales were 38% in 2005, 35% in 2004 and 32% in 2003. We have subsidiaries in the United Kingdom, France, Germany, Italy, Belgium and the Netherlands. Because a portion of our international sales are made in foreign currencies, we bear the risk of adverse changes in exchange rates for such sales. Please see Notes 1, 2 and 10 to the Consolidated Financial Statements for additional information with respect to our international operations and foreign currency exposures.

Competition

We believe that customers, primarily hospitals and other medical institutions, choose among competing products on the basis of product performance, features, price and service. In general, we believe price has become an important factor in hospital purchasing decisions because of pressure to cut costs. These pressures on hospitals result from federal and state regulations that limit reimbursement for services provided to Medicare and Medicaid patients. There are also cost containment pressures on healthcare systems outside the U.S., particularly in certain European countries. Many companies, some of which are substantially larger than us, are engaged in manufacturing competing products.

Seasonality

Typically, our net sales are lower in the first and second quarters and higher in the third and fourth quarters. Lower net sales in the first quarter result from patient tendencies to defer, if possible, hospital procedures during the summer months and from the seasonality of the United States and European markets, where summer vacation schedules normally result in fewer hospital procedures. Lower net sales in the second quarter result from holidays in the United States and other markets and patient tendencies to defer, if possible, hospital procedures during these holiday seasons. Independent distributors may randomly place large orders that can distort the net sales pattern just described. In addition, new product introductions, regulatory approvals and product recalls can impact the typical sales patterns.

Suppliers

Our products are made of components which we manufacture or which are usually available from existing and alternate sources of supply. Some of our products are manufactured through agreements with unaffiliated companies. We purchase certain components from single or preferred sources of supply. Our use of single or preferred sources of supply increases our exposure to price increases and production delays. In addition, certain of our suppliers have been contemplating, and in a few cases have begun, reducing or eliminating sales of their products to medical device manufacturers like us due to product liability concerns. We are not able to predict whether or not additional suppliers will withhold their products from medical device manufacturers, including us.

Intellectual Property

Intellectual property rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technology innovations and licensing opportunities to maintain and improve our competitive position. Our policy is to file patent applications in the United States and foreign countries where rights are available and where we believe it is commercially advantageous to do so. We hold a number of United States and foreign patents. In addition, we also have filed a number of patent applications that are currently pending. We do not believe the expiration or invalidity of any of our patents would have a material adverse effect on our business as currently conducted.

Employees

At the end of fiscal 2005, we had approximately 1,320 employees worldwide. We believe our relationship with our employees is good.

Orders Backlog

At June 30, 2005, we had a total backlog of unshipped customer orders of $26.8 million, primarily for patient monitoring products. Substantially all of the backlog will be delivered in fiscal 2006. The total backlog at June 30, 2004 was $26.4 million.

Regulation

Our medical devices are subject to regulation by the FDA. In some cases, they are also subject to regulation by state and foreign governments. The Medical Device Amendment of 1976 and the Safe Medical Device Act of 1990, which are amendments to the Federal Food, Drug and Cosmetics Act of 1938, require manufacturers of medical devices to comply with certain controls that regulate the composition, labeling, testing, manufacturing and distribution of medical devices. FDA regulations known as "Current Good Manufacturing Practices for Medical Devices" provide standards for the design, manufacture, packaging, labeling, storage, installation and service of medical devices. Our manufacturing and assembling facilities are subject to routine FDA inspections. The FDA can also conduct investigations and evaluations of our products at its own initiative or in response to customer complaints or reports of malfunctions. The FDA also has the authority to require manufacturers to recall or correct marketed products which it believes do not comply with the requirements of these laws.

Under the Act, all medical devices are classified as Class I, Class II or Class III devices. In addition to the above requirements, Class II devices must comply with pre-market notification, or 510(k), regulations and with performance standards or special controls established by the FDA. Subject to certain exceptions, a Class III device must receive pre-market approval from the FDA before it can be commercially distributed in the United States. Our principal products are designated as Class II and Class III devices.

We also receive inquiries from the FDA and other agencies. Sometimes, we may disagree with positions of members of the staffs of those agencies. To date, the resolutions of such disagreements with the staffs of the FDA and other agencies have not resulted in material cost to us.

We are also subject to certain federal, state and local environmental regulations. The cost of complying with these regulations has not been, and we do not expect them to be, material to our operations.

We are also affected by laws and regulations concerning the reimbursement of our customers' costs incurred in purchasing our medical devices and products. Healthcare providers that purchase our medical devices and products generally rely on third-party payors, including the Centers for Medicare and Medicaid Services (CMS) which administers Medicaid and Medicare, and other types of insurance programs, to reimburse all or part of the cost of such devices. The laws and regulations in this area are constantly changing, and we are unable to predict whether, and the extent to which, we may be affected in the future by legislative or regulatory developments relating to the reimbursement of our medical devices and products.

Item 2. ***Properties.***

The following table contains information concerning our significant real property that we own or lease:

Location	General Character and Use of Property	Ownership or Expiration Date of Lease
Fairfield, New Jersey	75,000 sq. feet, used for Cardiac Assist headquarters and manufacturing and research and development of intra-aortic balloons	Owned
Hatfield, Pennsylvania	15,000 sq. feet, used for Genisphere research and development, manufacturing and warehousing	Leased (until 6/30/11)
Hoevelaken, the Netherlands	12,700 sq. feet, used for administrative offices and the European central warehouse	Owned
La Ciotat, France	30,000 sq. feet, used by InterVascular for manufacturing and warehousing of vascular grafts and administrative offices	Owned
Mahwah, New Jersey	130,000 sq. feet, used for: • Patient Monitoring facility – manufacturing and warehousing of patient monitoring products, research and development and administrative offices • Manufacturing of cardiac assist balloon pump systems	Owned
Mahwah, New Jersey	90,000 sq. feet, used for: • Interventional Products facility – manufacturing, warehousing, research and development and distribution of interventional products and administrative offices • Warehousing, packaging and distribution of cardiac assist products • Warehousing, distribution and administrative offices for InterVascular products	Owned
Montvale, New Jersey	38,000 sq. feet, used for corporate headquarters	Owned

We also lease office space in England, France, Italy, Belgium and Germany. We believe that our facilities and equipment are in good working condition and are adequate for our needs.

Item 3. ***Legal Proceedings.***

We are subject to litigation in the ordinary course of our business. We believe we have meritorious defenses in all material pending lawsuits. We also believe that we maintain adequate insurance against any potential liability for product liability litigation. We receive comments and recommendations with respect to our products from the staff of the FDA and from other agencies on an on-going basis. We may or may not agree with these comments and recommendations. However, we are not a party to any formal regulatory administrative proceedings.

In December 2000, an action was filed in New York Supreme Court against us and our board of directors entitled David B. Shaev v. Lawrence Saper, Alan B. Abramson, David Altschiller, Joseph Grayzel,

M.D., George Heller, Arno Nash and Datascope Corp. The complaint alleged, inter alia, common law claims for breach of the duty of loyalty and breach of fiduciary duty for approving allegedly excessive compensation to defendant Saper. By agreement, the time to respond to this complaint had been extended. The action has been dismissed in conjunction with the settlement of the United States District Court Action that was filed in August 2001. The August 2001 action was settled in March 2005 with a payment by Datascope's insurance company of the plaintiff's attorney's fees and a small reduction to Mr. Saper's supplemental executive retirement plan.

On January 28, 2003, Sanmina-SCI, one of our former suppliers, filed a complaint in the Superior Court of California, County of Santa Clara, claiming that we are obligated to purchase excess inventory of Sanmina-SCI. Sanmina-SCI seeks damages of $1.2 million, plus material markup, carrying costs and interest. In response, we filed an answer denying the allegations of the complaint and counterclaimed for damages we suffered in the amount of $2.3 million for Sanmina-SCI's breach of its obligation to us. We believe we have meritorious defenses and a meritorious counterclaim and intend to proceed vigorously in this matter. Mediation was attempted in April 2004 without success and now discovery is being conducted.

The Public Prosecutor's Office in Darmstadt, Germany is conducting an investigation of current and former employees of one of our German subsidiaries. The investigation concerns marketing practices under which benefits were provided to customers of the subsidiary. We are cooperating with the investigation. The German subsidiary has annual revenues of approximately $5 million. We cannot predict at this time what the results of the investigation may be or whether it could have a material adverse effect on us or our business.

On December 2, 2003, a former Datascope employee, Michael Barile, filed a complaint in the Superior Court of New Jersey, Law Division, Bergen County, against Datascope Corp. and various John Does seeking, inter alia, indemnification from the Company of approximately $1 million in legal fees and expenses he allegedly incurred in defending a criminal action brought against him by the United States Attorney's Office for the District of Maryland, as well as additional damages Mr. Barile alleges he suffered as a result of such prosecution. In response, the Company has filed an answer denying the allegations of the complaint and has brought counterclaims against Mr. Barile seeking damages resulting from Mr. Barile's improper conduct as an employee of Datascope. The Company believes it has meritorious counterclaims and meritorious defenses to Mr. Barile's claims and intends to defend and prosecute this action vigorously. Mr. Barile has replied to the Company's counterclaims by denying them. Mediation was held on April 28, 2004 and the parties agreed to exchange a limited amount of discovery material before another mediation, to discuss settlement, is scheduled. A second mediation was held on June 16, 2005, which did not result in settlement. However, in response to the Company's summary judgement motion, all of Michael Barile's damage claims, except for reimbursement of legal fees, were dismissed by the Court in April 2005. Discovery is now proceeding in preparation for trial.

On January 20, 2005, Rex Medical LP filed a complaint in the United States District Court for the District of Delaware, seeking monetary damages for breach of three thrombectomy technology transfer agreements between Rex and the Company, as well as to have the technology under the agreements revert back to Rex. The Company has answered the complaint denying the allegations and has counterclaimed for Rex's breach of the contracts and seeks monetary damages for lost profits. Mediation was conducted in August 2005 without success, however, the parties have been discussing the possibility of settlement and discovery is proceeding. The Company believes it has a meritorious counterclaim and meritorious defenses to Rex's claims and intends to defend and prosecute this action vigorously.

On March 18, 2005, Johns Hopkins University and Arrow International, Inc. filed a complaint in the United States District Court for the District of Maryland, seeking a permanent injunction and damages for patent infringement. They allege that the Company's ProLumen Rotational Thrombectomy System infringes the claims of their U.S. patents 5,766,191 and 6,824,551. The Company has filed an answer denying such infringement and discovery has begun. The Company believes that it has meritorious defenses to such claims and intends to defend this action vigorously.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of security holders in the fourth quarter of fiscal year 2005.

Item 4A. ***Executive Officers of the Company.***

The following table sets forth the names, ages, positions and offices of our executive officers:

Name	Age	Positions and Offices Presently Held
Lawrence Saper	77	Chairman of the Board and Chief Executive Officer
Murray Pitkowsky	74	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Fred Adelman	52	Vice President; Chief Accounting Officer; Corporate Controller, Accounting
Nicholas E. Barker	47	Vice President, Corporate Design
Robert Cathcart	45	Vice President; President, Interventional Products Division
James L. Cooper	54	Vice President, Human Resources
David Gibson	36	Vice President; President, Patient Monitoring Division
Terence J. Gunning	47	Vice President; President, Cardiac Assist Division
Antonino Laudani	46	Vice President; President, InterVascular, Inc.
Donald R. Lemma	43	Vice President, Chief Information Officer
Boris Leschinsky	40	Vice President, Technology
Henry Scaramelli	52	Vice President; Corporate Controller, Operations
S. Arieh Zak	44	Vice President, Regulatory Affairs and Corporate Counsel

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock is traded over-the-counter and is listed on the Nasdaq National Market. Our Nasdaq symbol is DSCP. The following table sets forth, for each quarter period during the last two fiscal years, the high and low sale prices as reported by The Nasdaq Stock Market, and the quarterly dividends per share declared by the Company.

Fiscal Year	High	Low	Dividends
2004			
First Quarter	$34.70	$29.17	$0.20(a)
Second Quarter	36.80	30.76	0.05
Third Quarter	36.82	30.73	0.05
Fourth Quarter	40.07	32.74	0.05
2005			
First Quarter	$39.95	$32.39	$2.07(b)
Second Quarter	42.23	32.26	0.07
Third Quarter	42.00	30.16	0.07
Fourth Quarter	34.38	26.94	0.07

(a) In fiscal 2004, the Company declared a special dividend of $0.15 per share, or $2.2 million, in addition to the regular quarterly dividend of $0.05 per share, which was paid on October 1, 2003 to holders of record on September 2, 2003.

(b) In fiscal 2005, the Company declared a special dividend of $2.00 per share, or $29.6 million, in addition to the regular quarterly dividend, which the Company also raised to $0.07 per share, which was paid on October 8, 2004 to holders of record on September 30, 2004.

As of September 1, 2005, there were approximately 545 holders of record of our common stock.

Dividend Policy

On December 7, 1999, the Board of Directors inaugurated quarterly cash dividends. Our dividend policy is reviewed periodically.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The following table sets forth information on repurchases by the Company of its common stock during the fourth quarter of the fiscal year ended June 30, 2005.

Fiscal Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Programs ($ 000's)
4/01/05 – 4/30/05	—	$ —	—	$4,878
5/01/05 – 5/31/05	—	—	—	4,878
6/01/05 – 6/30/05	1,600	33.51	1,600	4,825
Total Fourth Quarter	1,600	$33.51	1,600	$4,825

The current stock repurchase program was announced on May 16, 2001.
Approval was granted for up to $40 million in repurchases, and there is no expiration date on the current program.

Item 6. ***Selected Financial Data.***

The following table sets forth selected financial data for Datascope as of the dates and for the periods indicated. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto on pages F-1 to F-30.

SELECTED FINANCIAL INFORMATION

Earnings Statement Data:
(in thousands, except per share data)

	Year Ended June 30,				
	2005	2004	2003	2002	2001
Net Sales	$352,700	$343,300	$328,300	$317,400	$312,800
Cost of sales	147,256	140,481	138,153	133,532	125,030
Research and development	36,214	32,465	29,034	25,720	24,402
Selling, general and administrative	141,915	137,635	130,987	126,204	117,643
Other Items (A)	8,074	—	(3,028)	11,463	—
	333,459	310,581	295,146	296,919	267,075
Operating earnings	19,241	32,719	33,154	20,481	45,725
Other (income) expense:					
Interest income	(2,231)	(1,822)	(1,607)	(1,913)	(3,692)
Interest expense	304	26	25	159	74
Other, net	514	361	234	168	(248)
	(1,413)	(1,435)	(1,348)	(1,586)	(3,866)
Earnings before income taxes	20,654	34,154	34,502	22,067	49,591
Income taxes	6,008	10,246	11,203	8,166	15,348
Net earnings	$ 14,646	$ 23,908	$ 23,299	$ 13,901	$ 34,243
Earnings per share, Basic	$ 0.99	$ 1.62	$ 1.58	$ 0.94	$ 2.30
Earnings per share, Diluted	$ 0.97	$ 1.58	$ 1.57	$ 0.92	$ 2.20
Dividends per share (B)	$ 2.28	$ 0.35	$ 0.20	$ 0.20	$ 0.19

Balance Sheet Data:
(in thousands)

	As of June 30,				
	2005	2004	2003	2002	2001
Total assets	$357,082	$368,335	$338,832	$316,022	$310,335
Long-term debt	—	—	—	—	—
Working capital	128,960	119,868	131,374	118,241	129,715
Stockholders' equity	265,865	292,570	271,675	250,978	243,478
Cash dividends declared (B)	33,765	5,177	2,957	2,956	2,805

(A) Other Items include special charges in fiscal 2005, gain on legal settlement in fiscal 2003 and restructuring charges in fiscal 2002.

(B) In fiscal 2005, the Company declared a special dividend of $2.00 per share, or $29.6 million, which was paid on October 8, 2004 to holders of record on September 30, 2004. In fiscal 2004, the Company declared a special dividend of $0.15 per share, or $2.2 million, which was paid on October 1, 2003 to holders of record on September 2, 2003.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

Datascope Corp. is a diversified medical device Company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology and radiology, cardiovascular and vascular surgery, anesthesiology, emergency medicine and critical care. We have four product lines that are aggregated into two reportable segments, Cardiac Assist / Monitoring Products and Interventional Products / Vascular Grafts. The Cardiac Assist / Monitoring Products segment accounts for 82% of total sales. Our products are sold worldwide by direct sales representatives and independent distributors. Our largest geographic markets are the United States, Europe and Japan.

We believe that customers, primarily hospitals and other medical institutions, choose among competing products on the basis of product performance, features, price and service. In general, we believe price has become an important factor in hospital purchasing decisions because of pressure to cut costs. These pressures on hospitals result from federal and state regulations that limit reimbursement for services provided to Medicare and Medicaid patients. There are also cost containment pressures on healthcare systems outside the U.S., particularly in certain European countries. Many companies, some of which are substantially larger than us, are engaged in manufacturing competing products. Our products are generally not affected by economic cycles.

Our sales growth depends in part upon the successful development and marketing of new products. We have continued our emphasis on new product development and have increased our investment in research and development (R&D). In fiscal 2005 we spent $36.2 million on R&D, an increase of $3.7 million or 12% from fiscal 2004. We expect to increase R&D spending in fiscal 2006 as compared to 2005. We also plan to increase sales through selective acquisitions of products and technologies from other companies. During the past two years we have made investments in several new technologies, including the ProLumen™ thrombectomy device and the X-Site® vascular closure device. We are committed to improving our operating margins through increasing the efficiency of our manufacturing operations and cost containment programs.

Datascope's financial position continued strong at the end of fiscal 2005, with cash and short- and long-term marketable investments at $60.4 million compared to $69.4 million at June 30, 2004.

Results of Operations

Financial Summary

The following table shows the comparison of net earnings and earnings per diluted share over the past three fiscal years.

	(Dollars in millions, except EPS)		
	Year ended June 30,		
	2005	2004	2003
Net Earnings	$14.6	$23.9	$23.3
Earnings per share, diluted	$0.97	$1.58	$1.57

The decrease in net earnings and diluted earnings per share in fiscal 2005 compared to fiscal 2004 was caused principally by special charges of $4.8 million after tax or $0.32 per share, a one-time income tax expense of $2.0 million or $0.13 per share related to repatriation of approximately $30 million of foreign earnings, the continued decline in sales of vascular closure devices and lower earnings of the Patient Monitoring division.

Net earnings and earnings per share in fiscal year 2003 includes the gain on legal settlement of $1.9 million after tax or $0.13 per diluted share.

Comparison of Results—Fiscal 2005 vs. Fiscal 2004

Net Sales (Sales)

The following table shows sales by product line over the past three fiscal years.

	Sales by Product Line (Dollars in millions) Year ended June 30,		
	2005	2004	2003
Patient Monitoring	$149.5	$144.2	$136.5
% change from prior year	4%	6%	9%
% of total sales	43%	42%	42%
Cardiac Assist	$139.1	$129.5	$118.4
% change from prior year	7%	9%	5%
% of total sales	39%	38%	36%
Interventional Products	$ 27.9	$ 37.3	$ 42.0
% change from prior year	(25)%	(11)%	(21)%
% of total sales	8%	11%	13%
Vascular Grafts	$ 34.6	$ 30.9	$ 30.1
% change from prior year	12%	3%	18%
% of total sales	10%	9%	9%
Genisphere	$ 1.6	$ 1.4	$ 1.3
% change from prior year	—	—	—
% of total sales	—	—	—
Total Sales	$352.7	$343.3	$328.3
% change from prior year	3%	5%	3%

Sales in fiscal 2005 of $352.7 million increased $9.4 million or 3% compared to $343.3 million in fiscal 2004. Sales increased in all product lines except Interventional Products. Favorable foreign exchange translation contributed $4.2 million (1%) to the sales increase as a result of the weakness of the United States (U.S.) dollar relative to the Euro and the British Pound, the currencies in countries in which we have direct sales subsidiaries.

Sales in the U.S. of $219.2 million, decreased $5.1 million or 2% attributable to the continued decline in sales of vascular closure devices and lower sales of patient monitoring products. Sales in international markets of $133.5 million increased $14.5 million or 12% (9% excluding favorable foreign exchange translation of $4.2 million) due to increases in all businesses, except interventional products.

Sales of the Cardiac Assist / Monitoring Products segment in fiscal 2005 increased 5% to $288.6 million from $273.7 million last year.

Patient Monitoring

Sales of patient monitoring products in fiscal 2005 increased 4% to $149.5 million due primarily to increased sales in international markets and favorable foreign exchange translation of $1.5 million. A delay in shipping Panorama™ monitoring network systems in the fourth quarter resulted in slightly lower U.S. sales for the year. In the fourth quarter, the number of Panorama orders requiring delivery in future quarters was greater than expected. Also, a hiatus in installations during the fourth quarter of fiscal 2005 to resolve product issues increased the backlog of installations and temporarily moved commitments to start installations from 30 days to 90 days, delaying certain shipments accordingly. The product issues were resolved in early June 2005.

Cardiac Assist

Sales of cardiac assist products increased 7% to $139.1 million due to continued strong worldwide unit sales of the Company's CS100® balloon pump, continued higher unit sales of intra-aortic balloons in international markets and favorable foreign exchange translation of $1.6 million. Sales in the U.S. of

$74.3 million increased $3.2 million or 5%, and sales in international markets of $64.8 million increased $6.3 million or 11% (8% excluding foreign exchange translation).

In January 2005, we broadened and strengthened the intra-aortic balloon product line when we introduced the Linear™ 7.5 Fr. intra-aortic balloon (IAB). The Linear 7.5 Fr. has the smallest diameter of any IAB catheter. Reducing IAB diameter is highly desirable because it allows more blood flow around the catheter thereby enabling clinicians to deliver counterpulsation therapy even to patients with smaller peripheral arteries. The Linear also features a new balloon membrane that is the most abrasion resistant of any IAB.

Sales of the Interventional Products / Vascular Grafts segment decreased 8% to $62.5 million compared to $68.2 million last year.

Interventional Products

Sales of interventional products were $27.9 million, 25% below last year as sales of VasoSeal®, vascular sealing devices, decreased 35% to $22.4 million, partially offset by increased sales of new interventional products, Safeguard™ and ProLumen.

We expect to turn around the sales performance of interventional products by introducing two new vascular closure devices: X-Site and On-Site™, and by the growing contributions of new interventional products that now include the Safeguard hemostasis management device, the ProLumen thrombectomy device and the ProGuide™ chronic dialysis catheter. Those innovative products which have already been introduced or are scheduled for introduction in the first half of fiscal 2006 will, if successful, lead to improved margins and earnings in the second half of fiscal 2006.

X-Site is a vascular closure device aimed at an estimated $100 million suture-based market segment for closing the arterial wound after a catheterization procedure. X-Site has FDA approval and is currently in use at Beta sites. We believe that the testing at Beta sites is demonstrating that X-Site has advantages over the competitive device. A limited market launch is planned for September 2005, followed by a full launch in October 2005.

On-Site is a collagen-based vascular closure device aimed at first stabilizing and then growing sales to existing VasoSeal accounts. On-Site retains the extravascular advantage of VasoSeal but eliminates the need for a second operator and provides for wire-guided delivery of the collagen plug to seal the arterial wound. On-Site received FDA approval in late May 2005. Market launch is planned for early calendar 2006.

The ProGuide chronic dialysis catheter, launched in May 2005, is the latest of four new interventional products introduced over the past 2 years. ProGuide enters a worldwide market estimated at $130 million annually. Chronic dialysis catheters connect a patient with end stage renal disease to a dialysis machine and allow for needle-free access for the dialysis procedure. By using a guide wire and eliminating the peel-away sheath required by competitive catheters, the ProGuide provides easier insertion and makes the procedure more convenient according to early users.

Vascular Grafts

Sales of InterVascular, Inc.'s products were $34.6 million, 12% above last year, as a result of higher sales in the U.S. following the appointment of Gore as InterVascular's exclusive U.S. distributor effective May 1, 2005, increased shipments to Japan and favorable foreign exchange translation of $1.0 million. Sales to Gore in the fourth quarter included $1.3 million for an initial stocking order. Sales in the U.S. increased $1.5 million or 25% and sales in international markets increased $2.2 million or 9% (5% excluding foreign exchange translation).

Genisphere

Sales of Genisphere products were $1.6 million in fiscal 2005 compared to $1.4 million in fiscal 2004, as Genisphere continued to pursue its marketing strategy, to target major academic institutions and the research and development department of pharmaceutical and biotechnology companies.

Costs and Expenses

Gross Profit (Net Sales Less Cost of Sales)

Gross profit increased $2.6 million or 1% as a result of increased sales in all businesses except Interventional Products. The gross profit percentage was 58.2% for fiscal 2005 compared to 59.1% last year, with the decrease of 0.9 percentage points primarily due to a less favorable sales mix, as a result of reduced sales of higher margin interventional products and inventory write-offs for excess and obsolete inventories, primarily in the Interventional Products and Patient Monitoring divisions.

Research and Development (R&D)

We continued our companywide focus on new product development and improvements of existing products in fiscal 2005. Spending on research and development reflects investment in new product development programs, sustaining R&D on existing products, regulatory compliance and clinical evaluations. Total R&D expenses increased 12% to $36.2 million in fiscal 2005, equivalent to 10.3% of sales compared to $32.5 million, or 9.5% of sales last year.

R&D expenses for the Cardiac Assist / Monitoring Products segment increased 3% to $20.5 million in fiscal 2005 compared to $20.0 million last year, with the increase primarily due to expenses related to recently introduced products including the Linear 7.5 Fr., intra-aortic balloon in Cardiac Assist, and the Panorama, central monitoring network in Patient Monitoring, as well as new product development projects.

R&D expenses for the Interventional Products / Vascular Grafts segment increased 37% to $13.0 million in fiscal 2005 compared to $9.5 million last year, with the increase primarily due to expenses related to recently introduced products such as the Safeguard and ProGuide and new product development projects, including the X-Site and On-Site vascular closure devices.

The balance of consolidated R&D is in Corporate and Other and amounted to $2.7 million in fiscal 2005 compared to $3.0 million for the comparable period last year.

Selling, General and Administrative (SG&A)

Total selling, general and administrative expenses increased 3% to $141.9 million in fiscal 2005, or 40.2% of sales compared to $137.6 million, or 40.1% of sales last year.

SG&A expenses for the Cardiac Assist / Monitoring Products segment increased 9% to $104.6 million in fiscal 2005, primarily attributable to additions to the field force and filling open field positions, costs associated with the increased sales and unfavorable foreign exchange translation ($1.2 million).

SG&A expenses for the Interventional Products / Vascular Grafts segment in fiscal 2005 decreased 11% to $41.9 million attributable to the sales force reduction in Interventional Products and the termination of InterVascular's direct sales force upon the appointment of Gore as InterVascular's exclusive U.S. distributor effective May 1, 2005.

Segment SG&A expenses include fixed corporate G&A charges that are offset in Corporate and Other.

The weaker U.S. dollar compared to the Euro and the British Pound increased total SG&A expenses by approximately $2.7 million in fiscal 2005.

Special Charges

In fiscal 2005, we recorded special charges totaling $8.1 million. These charges related to the following:

- Termination of certain R&D projects totaling $2.4 million.

Based upon recently completed extensive reviews of the current and future market, clinical benefits, cost to manufacture, price realization and the development and regulatory costs required for a successful market launch, certain R&D projects were terminated. As a result of the decision to terminate the projects we wrote-off licenses and purchased technology of $1.3 million and tooling and other assets of $0.7 million. The licenses, purchased technology and tooling were determined to be fully impaired at June 30, 2005 because they have no alternative future use. Contractual obligations for non-cancelable purchase orders and settlement costs related to the R&D projects of $0.4 million were also recorded.

- Write-off of investments in two private medical technology companies of $4.3 million.

In conjunction with the decision to terminate certain R&D projects as noted above, we recorded an impairment of our investment in the common and preferred stock of a private medical technology company, totaling $2.3 million. The investment in the common stock of this company was accounted for under the equity method of accounting. We determined that there was an other-than-temporary decline in the value of this investment and adjusted the carrying value of the investment to zero.

We recorded an impairment of $2.0 million for an investment in the preferred stock of a second private medical technology company based on information received from that company that the performance of their lead product in clinical trials was significantly below target and affected their ability to raise funds. We determined that there was an other-than-temporary decline in the value of this investment and adjusted the carrying value of the investment to zero.

- Severance expenses of $1.4 million for workforce reductions related to a companywide cost reduction program.

As a result of a companywide cost reduction program that was approved by management, we recorded severance expenses of $1.4 million for the termination of 33 employees (3% of the workforce). The reductions were in manufacturing (19), R&D (4) and SG&A (10). Thirteen of the 33 headcount reductions were achieved through attrition. Substantially all of the terminated employees left the company by June 30, 2005. The severance payments will be completed by the end of fiscal year 2006.

The special charges are reflected in the following segments:

Interventional Products / Vascular Grafts	$3.6 million,
Corporate and Other	$4.5 million.

Interest Income

Interest income was $2.2 million in fiscal 2005 compared to $1.8 million last year, with the increase due primarily to an increase in the average interest rate yield to 3.6% from 2.7%, partially offset by a lower average portfolio balance ($54.9 million vs. $65.8 million).

Income Taxes

In fiscal 2005, the consolidated effective tax rate was 29.1% compared to 30.0% last year. The lower tax rate in fiscal 2005 was primarily attributable to an increase in foreign earnings taxed at lower effective rates, reduced earnings in the U.S. and a greater benefit for the Federal Research Credit, partially offset by a one-time additional tax expense of $2.0 million for repatriation of foreign earnings.

On October 4, 2004, the Working Families Tax Relief Act of 2004 ("WFTRA") was enacted. The WFTRA includes a July 1, 2004 retroactive reinstatement of the Federal Research Credit, which is now scheduled to expire on December 31, 2005. On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was enacted. Under AJCA, the Extraterritorial Income Exclusion (EIE) is being phased out over a two-year period. Our effective tax rate for fiscal 2005 includes the net benefit of the reinstatement of the Research Credit and the initial phase-out of the EIE.

The AJCA also provides a temporary 85% dividends-received deduction for certain cash dividends repatriated from our international operations. The amount of dividends eligible for repatriation is subject to several limitations, and requires that the proceeds be invested in the U.S. pursuant to an approved domestic reinvestment plan. In the fourth quarter of fiscal 2005, the Board of Directors authorized the repatriation of $30 million of foreign earnings and a tax provision of approximately $2 million related to the repatriation was recorded.

Net Earnings

Net earnings were $14.6 million or $0.97 per diluted share in fiscal 2005 compared to $23.9 million, or $1.58 per diluted share in fiscal 2004.

Net earnings in fiscal 2005 included special charges of $4.8 million after tax or $0.32 per diluted share and a one-time income tax expense of $2.0 million or $0.13 per diluted share related to repatriation of foreign earnings. Net earnings were below fiscal 2004, principally due to the items noted above, the continued decline in sales of vascular closure devices and lower earnings in the Patient Monitoring division, as a result of the Panorama shipment delay in the fourth quarter.

Stock-Based Compensation

We awarded fully vested, nonqualified stock options to eligible employees as part of our annual stock option award, during the fourth quarter of fiscal year 2005. Due to the immediate vesting provisions, this one-time award resulted in increased pro forma compensation expense for the fiscal year ended June 30, 2005.

On May 17, 2005, the Board of Directors approved the accelerated vesting of all stock options outstanding under the Company's Amended and Restated 1995 Stock Option Plan that had exercise prices per share higher than $28.52, the average of the high and low sales price of our stock on May 17, 2005. Options to purchase approximately 769 thousand shares of our common stock became exercisable immediately, subject to an exercise price threshold requirement.

The purpose of the accelerated vesting of existing stock option grants and the immediate vesting provision of the fiscal year 2005 stock option grant was to eliminate future compensation expense we would otherwise recognize in our consolidated statement of earnings with respect to these accelerated options upon the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R is effective for us beginning in the first quarter of fiscal 2006 and will require that compensation expense associated with stock options be recognized in the Statement of Earnings, rather than as a footnote disclosure in our consolidated financial statements. The acceleration of the vesting of these options did not result in a charge to our historical financial statements.

Foreign Currency

Due to the global nature of our operations, we are subject to the exposures that arise from foreign exchange rate fluctuations. Our objective in managing our exposure to foreign currency fluctuations is to minimize net earnings volatility associated with foreign exchange rate changes. We enter into foreign currency forward exchange contracts to hedge foreign currency transactions which are primarily related to certain intercompany receivables denominated in foreign currencies. Our hedging activities do not subject us to exchange rate risk because gains and losses on these contracts offset losses and gains on the intercompany receivables hedged. The net gains or losses on these foreign currency forward exchange contracts are included within Other, net, in our consolidated statement of earnings. We do not use derivative financial instruments for trading purposes.

As of June 30, 2005, we had a notional amount of $11.0 million of foreign exchange forward contracts outstanding, all of which were in Euros and British Pounds. The foreign exchange forward contracts generally have maturities that do not exceed 12 months and require us to exchange foreign currencies for U.S. dollars at maturity, at rates agreed to when the contract is signed.

Comparison of Results—Fiscal 2004 vs. Fiscal 2003

Sales

Sales of the Cardiac Assist / Monitoring Products segment in fiscal 2004 increased 7% to $273.7 million from $254.9 million in fiscal 2003.

Patient Monitoring

Patient monitoring sales in fiscal 2004 rose 6% to $144.2 million compared to $136.5 million in the prior year. The increase in sales was primarily attributable to higher sales of bedside monitors, including the recently introduced Spectrum® and Trio™ monitors, increased sales of Masimo SET®[1] pulse oximetry sensors and favorable foreign exchange translation of $2.2 million. Sales of central monitoring systems decreased in fiscal 2004 because of the introduction of our new Panorama central monitoring system. During the fourth quarter, many customers placed substantial new orders for Panorama, or replaced existing orders for the older PatientNet central system with orders for Panorama. Only a small number of Panorama units were shipped in the fourth quarter, consistent with our policy of limiting new central monitoring system shipments in the first period after product release.

The Panorama Patient Monitoring Network is our new platform for centralized monitoring of vital signs information. The Panorama is an integrated family of patient monitoring products that will enable hospitals to seamlessly share information on all patients via one network. Its user interface will be integrated with our Passport 2® and Spectrum monitors. This will simplify user training, will enable the capture and storage of all data including continuous 12-lead ECG acquisition, and will provide for control of bedside alarms. Additionally, the Central Station will store all waveform and numeric vital signs gathered by the monitors, creating a continuous electronic patient record. Panorama will also include a compact ambulatory telemetry transmitter, the Panorama Telepack, and an instrument transmitter, the Panorama Instrument Radio, to wirelessly communicate patient data to and from the Panorama Central Station.

Panorama replaces a previous system purchased by us on an OEM basis and sold by the Patient Monitoring division.

Cardiac Assist

Cardiac Assist sales in fiscal 2004 increased 9% to $129.5 million from $118.4 million in the prior year, due to continued higher sales of intra-aortic balloon (IAB) catheters and pumps, and favorable foreign exchange translation of $2.6 million. Shipments of the premium-priced Fidelity® 8 Fr. IAB catheter continued to increase, accounting for 82% of total IAB catheter sales in the fourth quarter. Increased purchases of IAB's by our Japanese distributor and higher shipments to other international markets also contributed to increased IAB sales. Higher pump sales reflect continued strong demand for the new CS100 intra-aortic balloon pump, our first fully automatic pump, launched globally in September 2003.

Sales of the Interventional Products / Vascular Grafts segment decreased 5% to $68.2 million compared to $72.1 million in fiscal 2003.

Interventional Products

Sales of Interventional Products decreased 11% to $37.3 million from $42.0 million in the prior year as sales of VasoSeal vascular closure devices continued to weaken, as a result of continued strong competition, and the decline was only partially offset by sales contributed by the new Safeguard and ProLumen products. Safeguard, a manual compression assist device designed to maintain hemostasis after arterial catheterization procedures, was launched in the second quarter. ProLumen is a new thrombectomy device designed to quickly and effectively clear blood clots from blocked dialysis access sites. Shipment of ProLumen began at the end of the third quarter of fiscal 2004.

Aside from other new products being developed for the dialysis market, we have undertaken a number of new product initiatives with the intent of halting and reversing the decline of our vascular closure sales. The first such initiative was announced in May 2004 when we acquired assets and technology from X-Site Medical, LLC (X-Site). The acquired assets include all technology related to X-Site's lead product, a suture based vascular closure device for achieving hemostasis after coronary catheterization procedures. Suture based devices represent over $100 million of an estimated $430 million annual market for vascular closure devices. The X-Site product will be marketed by the Interventional Products division through its existing sales force, which currently sells other vascular closure devices.

[1] Masimo SET is a registered trademark of Masimo Corporation.

Vascular Grafts

Sales of InterVascular Inc.'s products increased 3% to $30.9 million compared to $30.1 million in the prior year, with favorable foreign exchange contributing $2.0 million to this year's results. Excluding the impact of foreign exchange translation, sales declined 4% due to lower selling prices in certain European markets, lower sales in the U.S. and reduced shipments to InterVascular's distributor in Japan. In March 2004, we resubmitted our 510(k) notification to the FDA for regulatory clearance to market InterGard® Silver grafts in the United States. In August 2004, the FDA requested that we provide additional data from our European postmarketing studies of the InterGard Silver.

Genisphere

Sales of Genisphere products were $1.4 million in fiscal 2004 compared to $1.3 million in fiscal 2003, as Genisphere continued to pursue its marketing strategy, to target major academic institutions and the research and development department of pharmaceutical and biotechnology companies.

Costs and Expenses

Gross Profit (Net Sales Less Cost of Sales)

The gross profit percentage was 59.1% for fiscal 2004 compared to 57.9% in fiscal 2003, with the increase primarily due to an improved gross margin percentage in the Cardiac Assist / Monitoring Products segment, as a result of cost reduction programs and sales of new products with higher margins. Partially offsetting the above was the impact from a less favorable sales mix, as a result of reduced sales of higher margin interventional products and vascular grafts.

Research and Development (R&D)

We continued our companywide focus on new product development and improvements of existing products in fiscal 2004. Spending on research and development reflects investment in new product development programs, sustaining R&D on existing products, regulatory compliance and clinical evaluations. Total R&D expenses increased 12% to $32.5 million in fiscal 2004, equivalent to 9.5% of sales compared to $29.0 million, or 8.8% of sales in fiscal 2003.

R&D expenses for the Cardiac Assist / Monitoring Products segment increased 6% to $20.0 million in fiscal 2004 compared to $18.9 million in the prior year, with the increase primarily due to expenses related to recently introduced products including the CS100 intra-aortic balloon pump in Cardiac Assist and the Panorama, central monitoring network in Patient Monitoring, as well as new product development projects.

R&D expenses for the Interventional Products / Vascular Grafts segment increased 21% to $9.5 million in fiscal 2004 compared to $7.8 million in the prior year, with the increase primarily due to expenses related to new product development projects in InterVascular.

The balance of consolidated R&D is in Corporate and Other and amounted to $3.0 million in fiscal 2004 compared to $2.3 million for the comparable period in fiscal 2003.

Selling, General and Administrative (SG&A)

Total selling, general and administrative expenses increased 5% to $137.5 million in fiscal 2004, or 40.1% of sales compared to $130.9 million, or 39.9% of sales in the prior year.

SG&A expenses for the Cardiac Assist / Monitoring Products segment increased 11% to $95.8 million in fiscal 2004, primarily attributable to filling open field sales positions, costs associated with the increased sales and unfavorable foreign exchange translation ($2.6 million).

SG&A expenses for the Interventional Products / Vascular Grafts segment in fiscal 2004 were essentially unchanged compared to the prior year at $47.0 million, as lower selling and marketing expenses in Interventional Products were offset by higher expenses in InterVascular attributable to unfavorable foreign exchange translation.

Segment SG&A expenses include fixed corporate G&A charges that are offset in Corporate and Other.

The weaker U.S. dollar compared to the Euro and the British Pound increased total SG&A expenses by approximately $4.5 million in fiscal 2004.

Gain on Legal Settlement

In July 1999, we instituted patent infringement litigation relating to a vascular sealing method against Vascular Solutions, Inc. in the United States District Court, District of Minnesota. In that litigation our complaint alleged that the manufacture, use and/or sale of Vascular Solutions' Duett device infringed our United States Patent No. 5,725,498. In November 2002, the parties settled the matter. Pursuant to the settlement, Vascular Solutions paid us $3.75 million and we granted Vascular Solutions a limited, non-exclusive patent license. In the second quarter of fiscal 2003, we recorded a pretax gain on the settlement, net of related legal expenses, of $3.0 million, or $1.9 million after tax, equivalent to $0.13 per diluted share.

Interest Income

Interest income was $1.8 million in fiscal 2004 compared to $1.6 million in fiscal 2003, with the increase primarily due to a higher average portfolio balance ($65.8 million vs. $49.2 million), partially offset by a decline in the average yield from 3.2% to 2.7%.

Income Taxes

In fiscal 2004, the consolidated effective tax rate was 30.0% compared to 32.5% in fiscal 2003. The lower tax rate in fiscal 2004 was primarily attributable to an increase in the Extraterritorial Income Exclusion (EIE) and the Federal Research Credit. The increase in the EIE was attributable to increased profits from higher U.S. export sales. The higher Federal Research Credit resulted from increased R&D expenses in fiscal 2004. In fiscal 2003, the effect on the consolidated tax rate of the gain on legal settlement was 0.5%.

Net Earnings

Net earnings were $23.9 million or $1.58 per diluted share in fiscal 2004 compared to $23.3 million, or $1.57 per diluted share in fiscal 2003. Net earnings in fiscal 2003 included a gain of $1.9 million after-tax or $0.13 per diluted share, from the settlement of patent litigation with Vascular Solutions, Inc. The increased earnings in fiscal 2004 primarily reflects an increase in profits from higher sales, an improved gross margin in the Cardiac Assist / Monitoring Products segment and a lower consolidated effective tax rate. Partially offsetting the above were reduced earnings in the Interventional Products / Vascular Grafts segment.

Purchased Technology

X-Site

In May 2004, we acquired certain assets and technology of X-Site Medical, LLC (X-Site), a privately held company in the business of developing, manufacturing and marketing products for the vascular closure market. The acquired assets include all technology related to X-Site's lead product, a suture based vascular closure device for achieving hemostasis after coronary catheterization procedures. The X-Site purchase will broaden and enhance our existing vascular closure product line. The purchase price was approximately $13.6 million, in cash, comprised of an initial payment of $11.4 million, including transaction expenses, and an accrued liability for an additional $2.2 million, representing the present value of guaranteed minimum payments to be paid over the next five years. Pursuant to the asset purchase agreement, we may also be required to make additional contingent payments, which would be triggered by the achievement of certain milestones and sales performance levels not currently estimable. The X-Site purchase was accounted for using the purchase method of accounting. The aggregate purchase price for X-Site was allocated to tangible assets and intangible assets based on their estimated fair value at date of acquisition. There was no goodwill recorded in the transaction because the purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired. Intangible assets acquired of $13.5 million, consisting primarily of intellectual property and manufacturing know-how, are being amortized over a period of approximately 16 years based primarily on the remaining legal life of the underlying acquired technology. An independent valuation firm was used to determine the fair market value of the intangible assets acquired.

ProLumen

In May 2003, we acquired technology from Rex Medical, LP, for the ProLumen thrombectomy device. With the launch of the ProLumen in March 2004 we entered the dialysis access market. Thrombectomy is the process of removing blood clots from blocked dialysis access sites. Thrombectomy procedures are performed primarily by interventional radiologists in the U.S., a current and well-established sales call point for our Interventional Products division. Through June 30, 2004, we paid $5.0 million in cash based on achieving certain milestones. The technology transfer agreement also requires us to pay additional contingent payments, which would be triggered by the achievement of sales performance levels not currently estimable. The payments made for the ProLumen technology were recorded as purchased technology and will be amortized over approximately 16 years based on the remaining legal life of the underlying technology.

Liquidity and Capital Resources

Working capital at June 30, 2005 of $129.0 million compared to $119.9 million at June 30, 2004 and the current ratio was 3.2:1 compared to 3.3:1 at June 30, 2004. The increase in working capital was primarily attributable to an increase in cash and short-term investments ($18.4 million), accounts receivable ($3.5 million) and prepaid expenses and other current assets ($2.6 million). Partially offsetting the above was a decrease in prepaid income taxes ($9.4 million) and an increase in current liabilities ($6.7 million).

The increase in cash and short-term investments was primarily due to classifying $28.9 million of marketable investments held in Europe as short-term because they will be repatriated to the U.S. under the approved tax repatriation program in fiscal 2006. The increase in accounts receivable of $3.5 million primarily reflected the increase in sales. The increase in prepaid expenses and other current assets was primarily due to an increase in other receivables. The decrease in prepaid income taxes of $9.4 million resulted from receipt of a tax refund. The increase in current liabilities was primarily attributable to an increase in short-term debt of $4.0 million.

In fiscal 2005, cash provided by operations was $36.9 million compared to $38.6 million last year with the decrease primarily attributable to lower earnings and an increase in accounts receivable, inventories and other current assets.

Net cash used in investing activities was $1.1 million, primarily attributable to sale of investments of $20.9 million and $21.0 million for maturities of investments, partially offset by purchases of investments of $28.6 million, $5.9 million for capitalized software, the purchase of $6.7 million of property, plant and equipment and $2.8 million for purchased technology and licenses, primarily for a license for the rights to manufacture our Anestar™ anesthesia delivery systems. Net cash used in financing activities was $32.1 million, due to $33.5 million dividends paid, stock repurchases of $8.0 million and repayments of short-term borrowings of $6.0 million, partially offset by stock option activity of $5.4 million and short-term borrowings of $10.0 million.

We purchased about 206,000 shares of our common stock for approximately $8.0 million during fiscal year 2005.

Working capital at June 30, 2004 was $119.9 million compared to $131.4 million at June 30, 2003. The current ratio was 3.3:1 compared to 3.8:1 at June 30, 2003. The decrease in working capital and the current ratio was primarily the result of a decrease in cash and short-term investments ($14.3 million) and accounts receivable ($3.3 million), and an increase in current liabilities ($6.7 million). Partially offsetting the above was an increase in prepaid expenses and other current assets ($8.8 million) and inventories ($3.4 million).

In fiscal 2004, cash provided by operations was $38.6 million compared to $40.2 million in fiscal 2003. The decrease is primarily attributable to an increase in inventories and other current assets, as discussed above.

Net cash used in investing activities was $33.4 million, primarily attributable to purchases of investments of $73.7 million, offset by $69.4 million for maturities of investments, $15.2 million for purchased technology and licenses, $5.3 million for capitalized software and the purchase of $6.8 million of property, plant and equipment. Net cash used in financing activities was $7.5 million, due to $5.2 million dividends paid and stock repurchases of $9.8 million, offset by stock option activity of $7.4 million.

Purchases of technology and licenses included cash payments for the X-Site assets and technology of $11.4 million and milestone payments to Rex Medical, LP for the ProLumen and other devices of $3.8 million.

We purchased about 273,000 shares of our common stock for approximately $9.8 million during fiscal year 2004.

Working capital at June 30, 2003 was $131.4 million compared to $118.2 million at June 30, 2002. The current ratio was 3.8:1 compared to 3.4:1 at June 30, 2002. The increase in working capital and the current ratio was primarily the result of an increase in cash and short-term investments ($17.1 million) and a decrease in current liabilities ($3.2 million), partially offset by a decrease in accounts receivable ($5.5 million) and inventories ($2.5 million).

In fiscal 2003, cash provided by operations was $40.2 million compared to $24.4 million in fiscal 2002. The increase is primarily attributable to the higher net earnings, higher depreciation and amortization and a decrease in accounts receivable.

Net cash used in investing activities was $30.8 million, attributable to purchases of investments of $54.1 million, offset by $35.7 million for maturities of investments, capitalized software of $4.8 million, purchased technology and licenses of $2.1 million and the purchase of $4.6 million of property, plant and equipment. Net cash used in financing activities was $3.2 million, due to $3.0 million dividends paid and stock repurchases of $0.9 million, offset by stock option activity of $0.7 million.

We purchased about 35,000 shares of our common stock for approximately $0.9 million during fiscal year 2003.

We believe our financial resources are sufficient to meet our projected cash requirements. The moderate rate of current U.S. inflation has not significantly affected us. The impact of foreign exchange rate fluctuations, primarily the Euro and British Pound, did not have a significant impact on our liquidity.

Presented below is a summary of our contractual obligations and other commitments as of June 30, 2005.

(Dollars in millions)	Payments due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 9.4	$ 3.5	$ 4.6	$1.1	$ 0.2
Purchase commitments (1)	45.2	45.0	0.2	—	—
Contingent milestone payments (2)	28.4	0.4	7.0	6.1	14.9
Short-term debt	4.0	4.0	—	—	—
Total contractual obligations and other commitments	$87.0	$52.9	$11.8	$7.2	$15.1

(1) These amounts include commitments for inventory and capital expenditures that do not exceed our projected requirements over the related terms and are in the normal course of business.

(2) These amounts represent contingent milestone payments under various agreements, including X-Site and Rex Medical. While it is not certain if and/or when these payments will be made, we have included the estimated payments in the table based on our projection of the earliest date when the milestones or contingencies may be met.

Information Concerning Forward Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements as a result of many important factors. Many of these important factors cannot be predicted or quantified and are outside our control, including the possibility that the full market launch of X-Site will not occur in October, that On-Site will not be launched in early calendar 2006, that the introduction of two new vascular closure devices, X-Site and On-Site, and the growing contributions of new interventional products will not turn around the sales performance of interventional products, that new interventional products already introduced or scheduled for introduction in the first half of fiscal 2006, may not be successful, and may not lead to improved margins and earnings in the second half of fiscal 2006, and that market conditions may change, particularly as the result of competitive activity in the markets served by the company. Additional risks are the company's dependence on certain unaffiliated suppliers (including single source manufacturers) for patient monitoring, cardiac assist and interventional products, continued demand for the company's products generally, rapid and significant changes that characterize the medical device industry and the ability to continue to respond to such changes, the uncertain timing of regulatory approvals, as well as other risks detailed in documents filed by Datascope with the Securities and Exchange Commission.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. We regularly evaluate our estimates and assumptions on an on-going basis and adjust as necessary to accurately reflect current conditions. These estimates and assumptions are based on current and historical experience, on information from third party professionals and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. We believe that the following are our most critical accounting policies and estimates:

- ***Revenue Recognition***

  We recognize revenue and all related costs, including warranty costs, when persuasive evidence of an arrangement exists, title and risk of loss passes to the customer and collectibility of the fixed sales price is probable. For products shipped FOB shipping point, revenue is recognized when they leave our premises. For products shipped FOB destination, revenue is recognized when they reach the customer. For certain products where we maintain consigned inventory at customer locations, revenue is recognized at the time we are notified that the product has been used by the customer. We record estimated sales returns as a reduction of net sales in the same period that the related revenue is recognized. Historical experience is used to estimate an accrual for future returns relating to recorded sales, as well as estimated warranty costs. Revenue for service repairs of equipment is recognized after service has been completed, and service contract revenue is recognized ratably over the term of the contract. For certain products, revenue is recognized individually for delivered components when undelivered components, such as installation, are not essential to their functionality. Post shipment obligations for training commitments are considered perfunctory, and sales are recognized when delivered with provision for incremental costs.

- ***Allowance for Doubtful Accounts***

  We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at estimated net realizable value. We rely on prior experience to estimate cash which ultimately will be collected from the gross receivables balance at period-end. Such amount cannot be known with certainty at the financial statement date. We maintain a specific allowance for customer accounts that will likely not be collectible due to customer liquidity issues. We also maintain an allowance for estimated future collection losses on existing receivables, determined based on historical trends.

- ***Inventory Valuation***

  We value our inventories at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. Inventory reserves are recorded to report inventory at its estimated fair market value. A reserve is recorded for inventory specifically identified as slow-moving or obsolete. In addition, a reserve is recorded based upon our historical experience with inventory becoming obsolete due to age, changes in technology and other factors.

- ***Income Taxes***

  As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the current tax expense as well as assessing temporary differences in the treatment of items for tax and accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must then assess whether it will be more likely than not that our deferred tax assets will be recovered from future taxable income, and to the extent that we cannot conclude that recovery is likely, a valuation allowance must be established. At June 30, 2005, we had approximately $23.7 million of gross deferred tax assets, including tax net operating loss carryforwards and foreign and state tax credits, a portion of which will expire from 2006 to 2024 if not utilized and the remaining portion ($0.1 million) may be carried forward indefinitely. We have recorded a valuation allowance at June 30, 2005 of $3.3 million for the net operating loss carryforwards and a portion of the foreign and state tax credits, which we believe will not be realized based upon our estimates of future taxable income.

  The American Jobs Creation Act of 2004 permits U.S. corporations to repatriate earnings of foreign subsidiaries at a special one-time favorable effective tax rate versus 35% before consideration of foreign taxes paid. We determined that we will repatriate approximately $30.0 million under this legislation, and accordingly recorded a current deferred tax liability of $2.0 million for federal and state taxes attributable to the repatriation of earnings at June 30, 2005. The cumulative amount of undistributed foreign earnings at June 30, 2005 was $64.1 million. No U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation ($34.1 million) because we intend to continue to reinvest our undistributed foreign earnings in our overseas operations.

  In the normal course of business, we will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of tax credits and deductions and the allocation of income among various tax jurisdictions. Tax reviews frequently require an extended period of time to resolve and may result in income tax adjustments. In our opinion, adequate provisions for income taxes have been made for all years subject to audit. Our U.S. income tax returns for fiscal 1999 and prior years have been audited by the Internal Revenue Service and are closed. In the U.S., the statutory audit period has expired for fiscal years 2000 and 2001, and is open for subsequent years.

- ***Pension Plan Actuarial Assumptions***

  We sponsor defined benefit pension plans covering substantially all of our employees who meet the applicable eligibility requirements. We use several actuarial and other statistical factors which attempt to estimate the ultimate expense and liability related to our pension plans. These factors include assumptions about discount rate, expected return on plan assets and rate of future compensation increases. In addition, subjective assumptions, such as withdrawal and mortality rates are utilized. The actuarial assumptions may differ materially from actual results due to the changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences, depending on their magnitude, could have a significant impact on the amount of pension expense we record in any particular period.

Recent Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20, *Accounting Changes*, and FASB

Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements.*" The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The adoption of Statement 154 is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued Statement No. 123R (revised 2004) "Share-Based Payment," (Statement 123R) that will require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the fair value as defined in SFAS No. 123. The cost is recognized over the requisite service period based on fair values measured on grant dates. The new standard will be adopted by the Company effective July 1, 2005 using the modified prospective method. Under the modified prospective method, all new stock option awards granted after July 1, 2005 and stock options for which service has not been rendered that are outstanding (unvested awards) at July 1, 2005, will be recognized as service is rendered after the effective date. As permitted by Statement 123, we currently account for share-based payments to employees in accordance with Accounting Principles Board Opinion No. 25 and do not recognize compensation cost for employee stock options. The impact of adopting Statement 123R on future period earnings cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123R in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure pro forma net income and earnings per share in footnote 1 to our consolidated financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29." This Statement addresses the measurement of exchanges of nonmonetary assets, eliminating the exception from fair value measurement for nonmonetary exchanges of similar productive assets in APB Opinion No. 29 and replacing it with an exception for exchanges that do not have commercial substance. This Statement, which is to be applied prospectively, is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of this Statement. The adoption of Statement 153 is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued two FASB staff positions (FSP): FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004," and FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004." FSP FAS 109-1 clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 (the Act) should be accounted for as a special deduction in accordance with SFAS No. 109, "Accounting for Income Taxes." FSP FAS 109-2 provides enterprises more time (beyond the financial reporting period during which the Act took effect) to evaluate the Act's impact on the enterprise's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS No. 109. We completed our evaluation and our Board of Directors approved a plan to repatriate approximately $30 million in foreign earnings. We recorded additional income tax expense of $2.0 million in the fourth quarter of fiscal 2005 for the repatriation.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." The new standard indicates that abnormal freight, handling costs, and wasted materials (spoilage) are required to be treated as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. Statement 151 is effective for the Company in fiscal 2006. The adoption of Statement 151 is not expected to have a material impact on our consolidated financial statements.

In November 2003 and March 2004, the EITF reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The consensus reached requires companies to apply new guidance for evaluating whether an investment is other-than-temporarily impaired and also requires quantitative and qualitative disclosure of debt and equity securities, classified as available-for-sale or held-to-maturity, that are determined to be only temporarily impaired at the balance sheet date. In September 2004, the adoption date of the consensus was indefinitely delayed as it relates to the measurement and recognition of impairment losses for all securities in the scope of paragraphs 10-20 of Issue No. 03-1. The disclosures prescribed by Issue No. 03-1 and guidance related to impairment measurement prior to the issuance of this consensus continue to remain in effect. Adoption is not expected to have a material impact on the Company's consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Due to the global nature of our operations, we are subject to the exposures that arise from foreign exchange rate fluctuations. Our objective in managing our exposure to foreign currency fluctuations is to minimize net earnings volatility associated with foreign exchange rate changes. We enter into foreign currency forward exchange contracts to hedge foreign currency transactions which are primarily related to certain intercompany receivables denominated in foreign currencies. Our hedging activities do not subject us to exchange rate risk because gains and losses on these contracts offset losses and gains on the intercompany receivables hedged. The net gains or losses on these foreign currency forward exchange contracts are included within Other, net, in our consolidated statements of earnings. We do not use derivative financial instruments for trading purposes.

None of our foreign currency forward exchange contracts are designated as economic hedges of our net investment in foreign subsidiaries. As a result, no foreign currency transaction gains or losses were recorded in accumulated other comprehensive loss for the years ended June 30, 2005, 2004 and 2003.

As of June 30, 2005, we had a notional amount of $11.0 million of foreign exchange forward contracts outstanding, all of which were in Euros and British Pounds. The foreign exchange forward contracts generally have maturities that do not exceed 12 months and require us to exchange foreign currencies for United States dollars at maturity, at rates agreed to when the contract is signed.

Item 8. *Financial Statements and Supplementary Data.*

See Financial Statements following Item 15 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

Not applicable.

Item 9A. *Controls and Procedures.*

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2005. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of June 30, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Datascope Corp.
Montvale, New Jersey

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting," that Datascope Corp. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of June 30, 2005 and 2004 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005 and the related financial statement schedule, of the Company and our report dated September 13, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Parsippany, New Jersey
September 13, 2005

Item 9B. ***Other Information.***

On May 17, 2005, the Board of Directors approved the accelerated vesting of all stock options outstanding under the Company's Amended and Restated 1995 Stock Option Plan that had exercise prices per share higher than $28.52, the average of the high and low sales price of our stock on May 17, 2005. Options to purchase approximately 769 thousand shares of our common stock became exercisable immediately, subject to an exercise price threshold requirement.

The purpose of the accelerated vesting of existing stock option grants was to eliminate future compensation expense we would otherwise recognize in our consolidated statement of earnings with respect to these accelerated options upon the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R is effective for us beginning in the first quarter of fiscal 2006 and will require that compensation expense associated with stock options be recognized in the Statement of Earnings, rather than as a footnote disclosure in our consolidated financial statements. The acceleration of the vesting of these options did not result in a charge to our historical financial statements.

The following table summarizes the options subject to acceleration:

	Aggregate Number of Shares Issuable Under Accelerated Options	Weighted Average Exercise Price Per Share
Executive Officers:		
Fred Adelman	15,000	$31.63
Nicholas E. Barker	11,875	29.89
Robert Cathcart	46,625	36.78
James L. Cooper	10,000	30.09
David Gibson	1,500	32.86
Terence J. Gunning	50,000	32.86
Antonino Laudani	31,925	34.86
Boris Leschinsky	2,600	30.02
Murray Pitkowsky	10,000	30.09
Henry Scaramelli	12,550	31.51
S. Arieh Zak	10,000	30.09
Total executive officers	202,075	33.28
All other employees	567,345	32.43
Total	769,420	$32.65

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

Except for the information included in Item 4A of this report, the information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2005 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

Item 11. *Executive Compensation.*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2005 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2005 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

The following table provides information as of June 30, 2005 about our Common Stock that may be issued under our existing equity compensation plans upon the exercise of stock options or otherwise:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,440,453	$31.77	585,971
Equity compensation plans not approved by security holders (2)	36,700	$29.21	—
Total	2,477,153	$31.73	585,971

(1) See footnote 9 to the Consolidated Financial Statements for a description of our stock option plans.

(2) Includes grants of options to consultants to purchase up to 6,700 shares of our Common Stock. These options have terms ranging from 5 to 10 years, with exercise prices ranging from $22.49 to $39.45.

Item 13. *Certain Relationships and Related Transactions.*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2005 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

Item 14. *Principal Accountant Fees and Services.*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2005 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) 1. Financial Statements

Our consolidated financial statements are filed on the pages listed below, as part of Part II, Item 8 of this report:

2. Financial Statement Schedules

All other schedules have been omitted because they are inapplicable, or not required, or the information is included in the financial statements or footnotes.

3. Exhibits

Exhibit No.	Document Description
3.1	Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on October 30, 1989, incorporated by reference as Exhibit 3.1 to the registrant's Registration Statement on Form 8-B, filed with the Commission in January 1990 (the "Form 8-B").
3.2	By-Laws, incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K dated September 27, 2004.
4.1	Specimen of certificate of Common Stock, incorporated by reference to Exhibit 4.2 to the Form 8-B.
4.2	Form of Certificate of Designations of the Company's Series A Preferred Stock, incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form 8-A, filed with the Commission on May 31, 1991 (the "Form 8-A").
4.3	Form of Rights Agreement, dated as of May 22, 1991, between the Company and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 2.1 to the Form 8-A.
4.4	Form of Amendment to Rights Agreement, dated May 24, 2000, between the Company and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 2 to the Form 8-A/A, filed with the Commission on June 1, 2000.
10.1	Datascope Corp. 1981 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.2.1 to the Form 8-B.
10.2	Datascope Corp. 1995 Stock Option Plan, as amended, incorporated by reference to Annex B to the Company's Proxy Statement on Schedule 14A filed by the Company on October 28, 2004.
10.3	Datascope Corp. 1997 Executive Bonus Plan, incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (the "2Q 1997 10-Q").
10.4	Datascope Corp. Annual Incentive Plan, incorporated by reference to Exhibit 10.3 to the 2Q 1997 10-Q.
10.5	Datascope Corp. Amended and Restated Compensation Plan for Non-Employee Directors, incorporated by reference to Annex A to the Company's Proxy Statement on Schedule 14A filed by the Company on October 28, 2002.
10.6	Employment Agreement, dated July 1, 1996, by and between the Company and Lawrence Saper, incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 1997.

Exhibit No.	Document Description
10.7	Split-Dollar Agreement, dated July 25, 1994, by and among the Company, Lawrence Saper and Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94, incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 1996 (the "1996 10-K").
10.8	Modification Agreement, dated July 25, 1994, by and among the Company, Lawrence Saper and Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94, incorporated by reference to Exhibit 10.16 to the 1996 10-K.
10.9	Assignment, dated July 25, 1994, by Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94 of Metropolitan Life Insurance Company Insurance Policy No. 940 750 122UM in favor of the Company, incorporated by reference to Exhibit 10.17 to the 1996 10-K.
10.10	Assignment made as of July 25, 1994 by Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94 of Security Mutual Life Insurance Company of New York Insurance Policy No. 11047711 in favor of Datascope Corp., incorporated by reference to Exhibit 10.18 to the 1996 10-K.
10.11	Stock Option Agreement between the Company and William E. Cohn, incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8, filed with the Commission on June 20, 2000 (the "June 20, 2000 Form S-8").
10.12	Stock Option Agreement between the Company and Thor W. Nilsen, incorporated by reference to Exhibit 4.2 of the June 20, 2000 Form S-8.
10.13	Stock Option Agreement between the Company and Robert Getts, Ph.D., incorporated by reference to Exhibit 4.3 of the June 20, 2000 Form S-8.
10.14	Stock Option Agreement between the Company and Robert Getts, Ph.D., James Kadushin and William Ohley, Ph.D., incorporated by reference to Exhibit 4.4 of the June 20, 2000 Form S-8.
10.15	Stock Option Agreement between the Company and Arno Nash and Alan Abramson, incorporated by reference to Exhibit 4.5 of the June 20, 2000 Form S-8.
10.16	Stock Option Agreement between the Company and David Altschiller, incorporated by reference to Exhibit 4.7 of the June 20, 2000 Form S-8.
10.17	Amendment to Employment Agreement, dated as of May 30, 2000, by and between Datascope Corp. and Lawrence Saper, incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2000.
10.18	Series G Preferred Stock Purchase Agreement, dated as of September 14, 2001, by and between Masimo Corporation and Datascope Corp., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2002 (the "2002 10-K").
10.19	Second Amendment to Employment Agreement, dated as of October 31, 2001, by and between Datascope Corp. and Lawrence Saper, incorporated by reference to Exhibit 10.20 of the 2002 10-K.
10.20	Stock Option Agreement between the Company and William L. Asmundson, incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8, filed with the Commission on December 19, 2001 (the "December 19, 2001 Form S-8").
10.21	Stock Option Agreement between the Company and Jorgen K. Winther, incorporated by reference to Exhibit 10.2 of the December 19, 2001 Form S-8.
10.22	Third Amendment to Employment Agreement, dated as of March 13, 2002, by and between Datascope Corp. and Lawrence Saper, incorporated by reference to Exhibit 10.23 of the 2002 10-K.
10.23	Fourth Amendment to Employment Agreement, dated as of October 1, 2002, by and between Datascope Corp. and Lawrence Saper, incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2004 (the "2004 10-K").
10.24	Stock Option Agreement between the Company and David Altschiller, dated February 25, 2003 incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8, filed with the Commission on May 30, 2003 (the "May 30, 2003 Form S-8").

Exhibit No.	Document Description
10.25	Stock Option Agreement between the Company and Dr. Samuel Money, incorporated by reference to Exhibit 4.3 of the May 30, 2003 Form S-8.
10.26	Stock Option Agreement between the Company and Leonard Gottlieb, dated May 20, 2003, incorporated by reference to Exhibit 10.23 to the 2004 10-K.
10.27	Datascope Corp. 2004 Management Incentive Plan, incorporated by reference to Annex A to the Company's Proxy Statement on Schedule 14A filed by the Company on October 28, 2003.
10.28*	Fifth Amendment to Employment Agreement, dated as of April 1, 2005, by and between Datascope Corp. and Lawrence Saper.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATASCOPE CORP.

Date: September 13, 2005

By: /s/ Lawrence Saper
Lawrence Saper
Chairman of the Board
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Lawrence Saper Lawrence Saper	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 13, 2005
/s/ Murray Pitkowsky Murray Pitkowsky	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	September 13, 2005
/s/ Fred Adelman Fred Adelman	Vice President; Chief Accounting Officer; Corporate Controller, Accounting (Principal Accounting Officer)	September 13, 2005
/s/ Alan Abramson Alan Abramson	Director	September 13, 2005
/s/ David Altschiller David Altschiller	Director	September 13, 2005
/s/ James Loughlin James Loughlin	Director	September 13, 2005
/s/ Robert Klatell Robert Klatell	Director	September 13, 2005
/s/ Arno Nash Arno Nash	Director	September 13, 2005

[This page intentionally left blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Datascope Corp.
Montvale, New Jersey

We have audited the accompanying consolidated balance sheets of Datascope Corp. and subsidiaries (the "Company") as of June 30, 2005 and 2004 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Datascope Corp. and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated September 13, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Parsippany, New Jersey
September 13, 2005

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	June 30, 2005	June 30, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 12,188	$ 8,123
Short-term investments	30,384	16,013
Accounts receivable less allowance for doubtful accounts of $2,279 and $2,414	74,145	70,603
Inventories	54,626	52,858
Prepaid income taxes	645	10,042
Prepaid expenses and other current assets	11,157	8,529
Current deferred taxes	5,294	6,500
Total Current Assets	188,439	172,668
Property, Plant and Equipment, net	87,648	88,915
Long-term Investments	22,813	52,223
Intangible Assets	24,973	23,748
Other Assets	33,209	30,781
	$357,082	$368,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 18,850	$ 16,982
Accrued expenses	17,319	15,790
Accrued compensation	15,335	15,840
Short-term debt	4,000	—
Deferred revenue	3,975	4,188
Total Current Liabilities	59,479	52,800
Other Liabilities	31,738	22,965
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, par value $1.00 per share:		
Authorized 5,000 shares; Issued, none	—	—
Common stock, par value $.01 per share:		
Authorized, 45,000 shares;		
Issued, 18,256 and 18,044 shares	183	180
Additional paid-in capital	88,773	81,571
Treasury stock at cost, 3,460 and 3,254 shares	(105,175)	(97,177)
Retained earnings	292,524	311,643
Accumulated other comprehensive loss:		
Cumulative translation adjustments	(2,713)	(2,502)
Minimum pension liability adjustments	(7,503)	(619)
Unrealized loss on available-for-sale securities	(224)	(526)
Total Stockholders' Equity	265,865	292,570
	$357,082	$368,335

See notes to consolidated financial statements

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share amounts)

	Year Ended June 30,		
	2005	2004	2003
Net Sales	$352,700	$343,300	$328,300
Costs and Expenses:			
Cost of sales	147,256	140,481	138,153
Research and development expenses	36,214	32,465	29,034
Selling, general and administrative expenses	141,915	137,635	130,987
Special charges	8,074	—	—
Gain on legal settlement	—	—	(3,028)
	333,459	310,581	295,146
Operating Earnings	19,241	32,719	33,154
Other (Income) Expense:			
Interest income	(2,231)	(1,822)	(1,607)
Interest expense	304	26	25
Other, net	514	361	234
	(1,413)	(1,435)	(1,348)
Earnings Before Income Taxes	20,654	34,154	34,502
Income Taxes	6,008	10,246	11,203
Net Earnings	$ 14,646	$ 23,908	$ 23,299
Earnings Per Share, Basic	$ 0.99	$ 1.62	$ 1.58
Weighted Average Number of Common Shares Outstanding, Basic	14,795	14,782	14,774
Earnings Per Share, Diluted	$ 0.97	$ 1.58	$ 1.57
Weighted Average Number of Common Shares Outstanding, Diluted	15,124	15,121	14,850

See notes to consolidated financial statements

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share amounts)

	Common Stock		Additional	Treasury Stock			Accumulated Other	
	Shares	Par Value	Paid-in Capital	Shares	Cost	Retained Earnings	Comprehensive Loss	Total
Balance, June 30, 2002	17,724	$177	$72,542	(2,946)	$ (86,484)	$272,570	$ (7,827)	$250,978
Net earnings						23,299		23,299
Minimum pension liability adjustments, net of tax of $1,988							(2,876)	(2,876)
Foreign currency translation							3,392	3,392
Total comprehensive income								23,815
Stock option transactions	26	1	885		(179)			707
Tax benefit relating to exercise of stock options			71					71
Cancellation of treasury stock			(179)		179			—
Treasury shares acquired under repurchase programs				(35)	(939)			(939)
Cash dividends declared on common stock ($0.20 per share)						(2,957)		(2,957)
Balance, June 30, 2003	17,750	178	73,319	(2,981)	(87,423)	292,912	(7,311)	271,675
Net earnings						23,908		23,908
Minimum pension liability adjustments, net of tax of ($1,559)							2,257	2,257
Foreign currency translation							1,933	1,933
Unrealized loss on available-for-sale securities, net of tax of $196							(526)	(526)
Total comprehensive income								27,572
Stock option transactions	294	2	7,860		(452)			7,410
Tax benefit relating to exercise of stock options			844					844
Cancellation of treasury stock			(452)		452			—
Treasury shares acquired under repurchase programs				(273)	(9,754)			(9,754)
Cash dividends declared on common stock ($0.35 per share)						(5,177)		(5,177)
Balance, June 30, 2004	18,044	180	81,571	(3,254)	(97,177)	311,643	(3,647)	292,570
Net earnings						14,646		14,646
Minimum pension liability adjustments, net of tax of $4,754							(6,884)	(6,884)
Foreign currency translation							(211)	(211)
Unrealized gain on available-for-sale securities, net of tax of ($97)							302	302
Total comprehensive income								7,853
Stock option transactions	212	3	6,032		(636)			5,399
Tax benefit relating to exercise of stock options			1,806					1,806
Cancellation of treasury stock			(636)		636			—
Treasury shares acquired under repurchase programs				(206)	(7,998)			(7,998)
Cash dividends declared on common stock ($2.28 per share)						(33,765)		(33,765)
Balance, June 30, 2005	18,256	$183	$88,773	(3,460)	$(105,175)	$292,524	$(10,440)	$265,865

See notes to consolidated financial statements

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended June 30,		
	2005	2004	2003
Operating Activities:			
Net Earnings	$ 14,646	$ 23,908	$ 23,299
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	15,089	14,577	14,219
Amortization	4,508	3,148	2,189
Provision for supplemental pension	1,082	1,115	733
Provision for losses on accounts receivable	390	790	1,118
Provision for inventory obsolescence	3,619	2,187	2,640
Cash surrender value of officers life insurance	(340)	(412)	(451)
Deferred income tax (benefit)	(444)	2,263	(479)
Tax benefit relating to stock options exercised	1,806	844	71
Special charges asset write-offs	6,315	—	—
Changes in assets and liabilities			
Accounts receivable	(4,132)	3,605	7,132
Inventories	(14,637)	(11,256)	(6,263)
Prepaid expenses and other assets	7,006	(7,037)	1,194
Accounts payable	1,888	3,724	(2,376)
Accrued and other liabilities	98	1,171	(2,806)
Net cash provided by operating activities	36,894	38,627	40,220
Investing Activities:			
Purchases of property, plant and equipment	(6,678)	(6,827)	(4,644)
Purchases of investments	(28,625)	(73,699)	(54,100)
Maturities of investments	20,962	69,446	35,737
Sales of investments	20,901	—	—
Capitalized software	(5,907)	(5,343)	(4,806)
Purchased technology and licenses	(2,843)	(15,206)	(2,133)
Equity investments and other	1,099	(1,789)	(899)
Net cash used in investing activities	(1,091)	(33,418)	(30,845)
Financing Activities:			
Short-term borrowings	10,000	—	—
Repayments of short-term borrowings	(6,000)	—	—
Treasury shares acquired under repurchase programs	(7,998)	(9,754)	(939)
Exercise of stock options	5,399	7,410	707
Cash dividends paid	(33,468)	(5,177)	(2,957)
Net cash used in financing activities	(32,067)	(7,521)	(3,189)
Effect of exchange rates on cash	329	(137)	(1,162)
Increase in cash and cash equivalents	4,065	(2,449)	5,024
Cash and cash equivalents, beginning of year	8,123	10,572	5,548
Cash and cash equivalents, end of year	$ 12,188	$ 8,123	$ 10,572
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 204	$ 26	$ 25
Income taxes paid	$ 10,669	$ 14,527	$ 13,974
Income taxes refunded	$ 10,004	$ 3,862	$ 155
Non-cash investing and financing activities:			
Net transfers of inventory to fixed assets for use as demonstration equipment	$ 9,509	$ 6,314	$ 8,566
Net present value of guaranteed milestone payments accrued on X-Site purchase	$ 82	$ 2,179	$ —
Cancellation of treasury stock	$ 636	$ 452	$ 179
Sale of land/escrow receivable	$ 1,471	$ —	$ —

See notes to consolidated financial statements

DATASCOPE CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Company Overview

Datascope Corp. is a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology and radiology, cardiovascular and vascular surgery, anesthesiology, emergency medicine and critical care. Our products are sold through our own direct sales representatives in the United States and a combination of direct sales representatives and independent distributors in international markets.

Principles of Consolidation

The consolidated financial statements include the accounts of Datascope Corp. and its subsidiaries (the "Company," which may be referred to as *our*, *us* or *we*). All significant intercompany balances and transactions have been eliminated. The presentation of certain prior year information has been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries have been translated at year-end exchange rates, while revenues and expenses have been translated at average exchange rates in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity.

Taxes on Income

We utilize the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments which have maturities when purchased of less than 90 days. We maintain overdraft facilities with certain banks. Book overdraft positions at the end of each reporting period are reclassified to accounts payable within the consolidated balance sheet.

Investments

Investments in debt securities are classified as available-for-sale and are reported at fair market value based on quoted market prices. Unrealized gains and losses, net of taxes, are reported as a component of stockholders' equity. On an ongoing basis we evaluate our investments to determine if a decline in fair value is other-than-temporary. Realized gains and losses on investments are included in other income, net. All other investments are initially recorded at cost and charged against income when a decline in the fair market value of an individual security is determined to be other-than-temporary.

1. Summary of Significant Accounting Policies—(Continued)

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at estimated net realizable value. We rely on prior experience to estimate cash which ultimately will be collected from the gross receivables balance at period-end. Such amount cannot be known with certainty at the financial statement date. We maintain a specific allowance for customer accounts that will likely not be collectible due to customer liquidity issues. We also maintain an allowance for estimated future collection losses on existing receivables, determined based on historical trends.

Inventories

We value our inventories at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. Inventory reserves are recorded to report inventory at its estimated fair market value. A reserve is recorded for inventory specifically identified as slow-moving or obsolete. In addition, a reserve is recorded based upon our historical experience with inventory becoming obsolete due to age, changes in technology and other factors.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in earnings. Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the various assets, or for leasehold improvements, over the term of the lease, if shorter. Certain products used as sales demonstration and service loaner equipment are transferred from inventory to machinery and equipment and depreciated over 3 to 5 years.

Impairment of Long Lived Assets

The recoverability of certain long-lived assets is evaluated by an analysis of undiscounted cash flows expected to result from the use and eventual disposition of an asset or group of assets compared to its carrying value, and consideration of other significant events or changes in the business environment. If we believe an impairment exists, the carrying amount of these assets is reduced to fair value as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Other Assets

a. *Capitalized Software Development*—In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," costs incurred in the research and development of new software components and enhancements to existing software components are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional software development costs are capitalized and included in Other Assets. Capitalized software amortization is the greater of the ratio of current revenues for a product to the total of current and anticipated future gross revenues for that product or on a straight-line basis over the remaining estimated economic life of the product, including the current reporting period (not to exceed five years).

b. *Internal Use Capitalized Computer Software Costs*—We capitalize costs incurred to develop internal use computer software during the application development stage, in accordance with the AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Internal use computer software costs are amortized on a straight line basis over the

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies—(Continued)

remaining estimated economic life of the software, not to exceed 5 years. Costs become amortizable as functionality of the computer software is achieved.

Intangible Assets

a. *Purchased Technology and Licenses*—We capitalize payments for purchased technology and licenses when it is considered probable that the product will be brought to market in the near future and the profitability is such that it can support recovery of the investment. Satisfaction of the above conditions requires that there be no significant uncertainty about attaining marketability and the remaining open issues necessary to have a saleable product are reasonably predictable. Purchased technology and licenses are amortized on a straight-line basis over the remaining estimated economic life of the product, generally 5 to 16 years.

b. *Goodwill*—Represents the excess of cost over the fair value of net assets acquired. The Company discontinued amortizing goodwill in fiscal 2002 in accordance with SFAS No. 142. On an annual basis, or when management determines that the carrying value of an indefinite-lived intangible asset may not be recoverable based upon the existence of certain indicators of impairment, the Company calculates and compares the fair value of the indefinite-lived intangible asset to its carrying value. If the carrying value exceeds the fair value, an impairment loss will be recognized in an amount equal to the difference. There was no impairment of goodwill based on our testing and analysis.

Revenue Recognition

We recognize revenue and all related costs, including warranty costs, when persuasive evidence of an arrangement exists, title and risk of loss passes to the customer and collectibility of the fixed sales price is probable. For products shipped FOB shipping point, revenue is recognized when they leave our premises. For products shipped FOB destination, revenue is recognized when they reach the customer. For certain products where we maintain consigned inventory at customer locations, revenue is recognized at the time we are notified that the product has been used by the customer. We record estimated sales returns as a reduction of net sales in the same period that the related revenue is recognized. Historical experience is used to estimate an accrual for future returns relating to recorded sales, as well as estimated warranty costs. Revenue for service repairs of equipment is recognized after service has been completed, and service contract revenue is recognized ratably over the term of the contract. For certain products, revenue is recognized individually for delivered components when undelivered components, such as installation, are not essential to their functionality. Post shipment obligations for training commitments are considered perfunctory, and sales are recognized when delivered with provision for incremental costs.

We reflect shipping and handling fees as revenue and shipping and handling costs as cost of sales.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," we report basic earnings per share, which is based upon weighted average common shares outstanding, and diluted earnings per share, which includes the dilutive effect of stock options outstanding.

Stock-Based Compensation

We adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in fiscal 1997 and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," in January 2003. We continue to account for our employee stock-based awards using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, because the exercise price of our employee

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies—(Continued)

stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In accordance with SFAS No. 123, and as amended by SFAS No. 148, the fair value of option grants is estimated on the date of grant using an option-pricing model. Had the fair value method of accounting been applied to our stock option plans, pro forma net earnings and earnings per share would have been reported as the following pro forma amounts:

	Year Ended June 30,		
	2005	2004	2003
Net earnings—as reported	$14,646	$23,908	$23,299
Add: Total stock-based employee compensation expense included in determination of net earnings as reported	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,362)	(3,446)	(3,475)
Net earnings—pro forma	$ 7,284	$20,462	$19,824
Earnings per share:			
Basic—as reported	$ 0.99	$ 1.62	$ 1.58
Basic—pro forma	$ 0.49	$ 1.38	$ 1.34
Diluted—as reported	$ 0.97	$ 1.58	$ 1.57
Diluted—pro forma	$ 0.48	$ 1.35	$ 1.33

These pro forma amounts may not be representative of the effects on net earnings in future years since options generally vest over several years and additional awards may be made each year.

The fair values of option grants were determined using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended June 30,		
	2005	2004	2003
Dividend yield	0.83%	0.59%	0.71%
Volatility	30%	32%	34%
Risk-free interest rate	3.63%	3.94%	2.50%
Expected life	5.3 Years	5.2 Years	5.2 Years

We awarded fully vested, nonqualified stock options to eligible employees as part of our annual stock option award, during the fourth quarter of fiscal year 2005. Due to the immediate vesting provisions, this one-time award resulted in increased pro forma compensation expense for the fiscal year ended June 30, 2005.

On May 17, 2005, the Board of Directors approved the accelerated vesting of all stock options outstanding under the Company's Amended and Restated 1995 Stock Option Plan that had exercise prices per share higher than $28.52, the average of the high and low sales price of our stock on May 17, 2005. Options to purchase approximately 769 thousand shares of our common stock became exercisable immediately, subject to an exercise price threshold requirement.

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies—(Continued)

Recent Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*." The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The adoption of Statement 154 is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued Statement No. 123R (revised 2004) "Share-Based Payment," (Statement 123R) that will require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the fair value method as defined in Statement 123. The cost is recognized over the requisite service period based on fair values measured on grant dates. The new standard will be adopted by the Company effective July 1, 2005 using the modified prospective method. Under the modified prospective method, all new stock option awards granted after July 1, 2005 and stock options for which service has not been rendered that are outstanding (unvested awards) at July 1, 2005, will be recognized as service is rendered after the effective date. As permitted by Statement 123, we currently account for share-based payments to employees in accordance with Accounting Principles Board Opinion No. 25 and do not recognize compensation cost for employee stock options. The impact of adopting Statement 123R on future period earnings cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123R in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure pro forma earnings and earnings per share in footnote 1 to our consolidated financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." This Statement addresses the measurement of exchanges of nonmonetary assets, eliminating the exception from fair value measurement for nonmonetary exchanges of similar productive assets in APB Opinion No. 29 and replacing it with an exception for exchanges that do not have commercial substance. This Statement, which is to be applied prospectively, is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of this Statement. The adoption of Statement 153 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued two FASB staff positions (FSP): FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004," and FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004." FSP FAS 109-1 clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 (the Act) should be accounted for as a special deduction in accordance with SFAS No. 109, "Accounting for Income Taxes." FSP FAS 109-2 provides enterprises more time (beyond the financial reporting period during which the Act took effect) to evaluate the Act's impact on the enterprise's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS No. 109. We completed our evaluation and our Board of Directors approved a plan to repatriate approximately $30 million in foreign earnings. We recorded additional income tax expense of $2.0 million in the fourth quarter of fiscal 2005 for the repatriation.

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies—(Continued)

In November 2004, the FASB issued Statement No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." The new standard indicates that abnormal freight, handling costs, and wasted materials (spoilage) are required to be treated as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. Statement 151 is effective for the Company in fiscal 2006. The adoption of Statement 151 is not expected to have a material impact on our consolidated financial statements.

In November 2003 and March 2004, the EITF reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The consensus reached requires companies to apply new guidance for evaluating whether an investment is other-than-temporarily impaired and also requires quantitative and qualitative disclosure of debt and equity securities, classified as available-for-sale or held-to-maturity, that are determined to be only temporarily impaired at the balance sheet date. In September 2004, the adoption date of the consensus was indefinitely delayed as it relates to the measurement and recognition of impairment losses for all securities in the scope of paragraphs 10-20 of Issue No. 03-1. The disclosures prescribed by Issue No. 03-1 and guidance related to impairment measurement prior to the issuance of this consensus continue to remain in effect. Adoption of this standard is not expected to have a material impact on our consolidated financial statements.

2. Financial Instruments and Investments

The fair value of accounts receivable, accounts payable and short-term debt approximate their carrying value because of their short maturity. Our short- and long-term marketable investments are primarily held in U.S. Treasury Securities and AAA-Rated Corporate Notes. Fair values of short- and long-term investments are based upon quoted market prices, including accrued interest.

Effective June 30, 2004, we reclassified our investment portfolio from held-to-maturity to available-for-sale, excluding the preferred stock investments, based on business and financial plans. Investments in preferred stock are accounted for under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or carried at cost, as appropriate. Our preferred stock investments are in privately held companies for which fair value is not readily determinable. We have reviewed these investments for impairment and concluded that there was impairment of one of our preferred stock investments of $2.0 million which we wrote off at the end of fiscal 2005. (See footnote 14.)

As of June 30, 2005, investments were classified as follows:

		Gross Unrealized		
Short Term	**Cost**	**Gains**	**Losses**	**Fair Value**
U.S. Treasury Securities	$30,619	$ 88	$323	$30,384
Long Term				
U.S. Treasury Securities	$15,829	$227	$478	$15,578
AAA—Rated Corporate Notes	2,071	164	—	2,235
Preferred Stock	5,000	—	—	5,000
Long-term total	$22,900	$391	$478	$22,813
Totals	$53,519	$479	$801	$53,197

(Dollars in thousands, except per share data)

2. Financial Instruments and Investments—(Continued)

As of June 30, 2004, investments were classified as follows:

		Gross Unrealized		
Short Term	**Cost**	**Gains**	**Losses**	**Fair Value**
U.S. Treasury Securities	$16,004	$ 19	$ 10	$16,013
Long Term				
U.S. Treasury Securities	$43,870	$290	$1,165	$42,995
AAA—Rated Corporate Notes	2,084	144	—	2,228
Preferred Stock	7,000	—	—	7,000
Long-term total	$52,954	$434	$1,165	$52,223
Totals	$68,958	$453	$1,175	$68,236

We had 16 securities with a fair market value of $21.2 million and unrealized losses of $775 thousand at June 30, 2005 that had a continuous loss position for more than 12 months. We had 8 securities with a fair market value of $7.1 million and unrealized losses of $26 thousand at June 30, 2005 that had a continuous loss position for less than 12 months. Unrealized losses from these investments are primarily attributable to interest rate changes. We have determined that the gross unrealized losses on our investment securities at June 30, 2005 are temporary in nature. We review our investments for indications of possible impairment. Factors considered in determining whether a loss is tempoary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Realized losses of $47 thousand on the sale of $20.9 million of investments in fiscal 2005 were determined based on the specific identification method. The change in unrealized gain or loss on available-for-sale securities that has been included in the separate component of stockholders' equity was a gain of $446 thousand in fiscal 2005.

Contractual maturities of debt securities as of June 30, 2005 are as follows:

Available-for-Sale	Fair Value
Due within one year (a)	$30,384
Due after one year through five years	12,353
Due after five years through ten years	5,460
	$48,197

(a) Includes classification of $28.9 million of marketable securities held in Europe as short-term because they will be repatriated to the U.S. under the approved tax repatriation program in fiscal 2006.

Derivative Financial Instruments

We have limited involvement with derivative financial instruments and do not use them for trading purposes. We utilize foreign currency forward exchange contracts to mitigate the foreign exchange impact of gains or losses relating to certain intercompany receivables denominated in foreign currencies. Our hedging activities do not subject us to exchange rate risk because gains and losses on these contracts offset losses and gains on the intercompany receivables hedged. These contracts are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings.

(Dollars in thousands, except per share data)

2. Financial Instruments and Investments—(Continued)

We recorded net gains related to these contracts of $0.2 million in 2005 and net losses of $0.5 million and $1.6 million in 2004 and 2003, respectively. These amounts, included within Other, net, in our consolidated statements of earnings, consist of gains and losses from contracts settled during fiscal years 2005, 2004 and 2003 as well as contracts outstanding at June 30, 2005, 2004 and 2003 that are recorded at fair value.

As of June 30, 2005, we had a notional amount of $11.0 million of foreign currency forward exchange contracts outstanding, all of which were in Euros and British Pounds. The foreign currency forward exchange contracts generally have maturities that do not exceed 12 months and require that we exchange foreign currencies for U.S. dollars at maturity, at rates agreed to at inception of the contracts. The foreign currency forward exchange contracts are with large international financial institutions.

None of our foreign currency forward exchange contracts are designated as economic hedges of our net investment in foreign subsidiaries. As a result, no foreign currency transaction gains or losses were recorded in accumulated other comprehensive loss for the years ended June 30, 2005, 2004 and 2003.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base. Ongoing credit evaluations of customers' financial condition are performed. We maintain reserves for potential credit losses and these losses have not exceeded our expectations.

3. Inventories, Net

	June 30,	
	2005	2004
Materials	$22,049	$21,480
Work in process	11,097	10,650
Finished goods	21,480	20,728
	$54,626	$52,858

4. Property, Plant and Equipment

	June 30,	
	2005	2004
Land	$ 9,248	$ 10,706
Buildings	55,234	54,554
Machinery, furniture and equipment	105,157	97,825
Leasehold improvements	436	438
	170,075	163,523
Less accumulated depreciation and amortization	82,427	74,608
	$ 87,648	$ 88,915

Depreciation expense was $15.1 million in 2005, $14.6 million in 2004 and $14.2 million in 2003. We estimate the useful life of machinery and equipment at 3 to 5 years, furniture at 8 years and buildings at 40 years.

(Dollars in thousands, except per share data)

5. Acquired Intangible Assets

	June 30,	
	2005	2004
Purchased technology and licenses, gross	$21,482	$19,889
Accumulated amortization	(574)	(206)
Purchased technology and licenses, net	$20,908	$19,683

Amortization expense for the fiscal years ended June 30, 2005 and 2004 was $368 thousand and $141 thousand, respectively.

The balances in purchased technology and licenses primarily represent the acquisition of assets and technology from X-Site Medical, LLC related to a suture based vascular closure device and the ProLumen thrombectomy device, purchased from Rex Medical LP. In fiscal 2005 we purchased a license for the manufacture of our Anestar anesthesia delivery systems. Further details on our purchased technology and licenses are shown below.

Anestar License

In the second quarter of fiscal 2005, we acquired a license for the rights to manufacture our Anestar and Anestar S anesthesia delivery systems from a German company that had previously supplied the systems to us on an OEM basis. These anesthesia delivery systems are now manufactured at our facility in Mahwah, New Jersey. The license agreement increases our ability to enhance the current anesthesia delivery systems, develop future generations of anesthesia systems and improve our competitive position in the anesthesia delivery market as well as the market for patient monitors dedicated to the operating room environment. The purchase price for the license of $2.4 million will be amortized over its estimated useful life of 5 years.

X-Site Acquisition

In May 2004, we acquired certain assets and technology of X-Site Medical, LLC, (X-Site) a privately held company in the business of developing, manufacturing and marketing products for the vascular closure market. The acquired assets include all technology related to X-Site's lead product, a suture based vascular closure device for achieving hemostasis after coronary catheterization procedures. The X-Site purchase will broaden and enhance our existing vascular closure product line. The purchase price was approximately $13.6 million, in cash, comprised of an initial payment of $11.4 million, including transaction expenses, and an accrued liability for an additional $2.2 million, representing the present value of guaranteed minimum payments ($1.7 million long-term liability and $0.5 million current liability) to be paid over the next five years. Pursuant to the asset purchase agreement, we may also be required to make additional contingent payments, which would be triggered by the achievement of certain milestones and sales performance levels not currently estimable. The X-Site purchase was accounted for using the purchase method of accounting. The aggregate purchase price for X-Site was allocated to tangible assets and intangible assets based on their estimated fair value at date of acquisition. There was no goodwill recorded in the transaction because the purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired. Intangible assets acquired of $13.5 million, consisting primarily of intellectual property and manufacturing know-how, are being amortized over a period of approximately 16 years based primarily on the remaining legal life of the underlying acquired technology.

(Dollars in thousands, except per share data)

5. Acquired Intangible Assets—(Continued)

The following table summarizes the allocation of the X-Site purchase price to the estimated fair values of the assets acquired.

Assets Acquired	Estimated Fair Values
Inventory	$ 18
Plant and equipment	131
Purchased technology	13,451
Total purchase price	$13,600

ProLumen Technology Acquisition

In May 2003, we acquired technology from Rex Medical LP, for the ProLumen thrombectomy device. With the launch of the ProLumen in March 2004 we entered the dialysis access market. Thrombectomy is the process of removing blood clots from blocked dialysis access sites. Thrombectomy procedures are performed primarily by interventional radiologists in the U.S., a current and well-established sales call point for our Interventional Products division. Through June 30, 2005, we paid $5.0 million in cash ($3.0 million in fiscal 2004 and $2.0 million in fiscal 2003) based on achieving certain milestones. The technology transfer agreement also requires us to pay additional contingent payments, which would be triggered by the achievement of sales performance levels not currently estimable. The payments made for the ProLumen technology were recorded as purchased technology and will be amortized over approximately 16 years based on the remaining legal life of the underlying technology.

At June 30, 2005, estimated future amortization expense of intangible assets subject to amortization is as follows: $1.5 million, $1.9 million, $2.1 million, $2.3 million and $2.6 million for fiscal years 2006, 2007, 2008, 2009 and 2010, respectively.

Goodwill

Goodwill as of June 30, 2005 and 2004 was $4.1 million. There was no acquired goodwill and no change in the carrying value of existing goodwill during the fiscal year ended June 30, 2005. The Company's annual impairment test is performed during the fourth quarter of its fiscal year. There has been no impairment of goodwill based on appropriate testing and analysis performed since the initial test for impairment in the fourth quarter of fiscal 2002.

Of the $4.1 million in net goodwill, $1.8 million is included in the Interventional Products / Vascular Grafts segment and the remaining $2.3 million is in Corporate and Other.

6. Other Assets

	June 30,	
	2005	2004
Capitalized software, net of accumulated amortization of $11,506 and $7,366	$17,897	$16,129
Cash surrender value of officers' life insurance	11,421	10,994
Non-current deferred tax assets	2,884	—
Equity investments (see footnote 14)	—	2,215
Other non-current assets	1,007	1,443
	$33,209	$30,781

Amortization of capitalized software costs was $4.1 million in fiscal 2005, $3.0 million in fiscal 2004 and $2.2 million in fiscal 2003.

(Dollars in thousands, except per share data)

7. Income Taxes

Income taxes are based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Year Ended June 30,		
	2005	2004	2003
U.S.	$12,403	$28,903	$28,138
International	8,251	5,251	6,364
Earnings before income taxes	$20,654	$34,154	$34,502

	Year Ended June 30,		
	2005	2004	2003
Taxes currently payable:			
Federal	$3,329	$ 5,262	$ 8,566
State	1,981	1,609	2,069
Foreign	1,142	1,112	1,047
Total current	6,452	7,983	11,682
Deferred income taxes:			
Federal	(166)	1,692	(72)
State	(392)	556	(199)
Foreign	114	15	(208)
Total deferred	(444)	2,263	(479)
Total income taxes	$6,008	$10,246	$11,203

Amounts are reflected in the preceding table based on the location of the taxing authorities.

Included in the change in deferred tax assets (liabilities) are certain items that have been recorded as components of accumulated other comprehensive loss. These amounts were a $4.7 million increase in deferred tax assets in fiscal 2005, a $1.4 million decrease in 2004 and a $2.0 million increase in 2003.

The American Jobs Creation Act of 2004 permits U.S. corporations to repatriate earnings of foreign subsidiaries at a special one-time favorable effective tax rate versus 35% before consideration of foreign taxes paid. We determined that we will repatriate approximately $30.0 million under this legislation, and accordingly recorded a current deferred tax liability of $2.0 million for federal and state taxes attributable to the repatriation of earnings at June 30, 2005. The cumulative amount of undistributed foreign earnings at June 30, 2005 was $64.1 million. No U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation ($34.1 million) because we intend to continue to reinvest our undistributed foreign earnings in our overseas operations.

(Dollars in thousands, except per share data)

7. Income Taxes—(Continued)

Reconciliation of the U.S. statutory income tax rate to our effective tax rate is shown below:

	Year Ended June 30,					
	2005		2004		2003	
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Tax computed at federal statutory rate	$ 7,229	35.0%	$11,954	35.0%	$12,076	35.0%
(Decrease) increase resulting from:						
Benefit from extraterritorial income exclusion	(1,765)	(8.5)	(1,795)	(5.3)	(1,415)	(4.1)
State income taxes, net of federal income tax benefit	1,033	5.0	1,407	4.1	1,346	3.9
Rate differential on foreign income	(1,633)	(7.9)	(710)	(2.1)	(1,109)	(3.2)
Research and development credit, net	(845)	(4.1)	(592)	(1.7)	(166)	(0.5)
Repatriation of foreign earnings	2,017	9.8	—	—	—	—
Other	(28)	(0.2)	(18)	—	471	1.4
Total income taxes	$ 6,008	29.1%	$10,246	30.0%	$11,203	32.5%

Deferred taxes arise because of differences in the timing of recognition between financial statement accounting and tax accounting, known as "temporary differences." We record the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred tax liabilities" (generally items that we receive a tax deduction for, but have not yet been recorded in the consolidated statement of earnings). Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse.

The tax effects of the major items recorded as deferred income tax assets and liabilities are:

	June 30,	
	2005	2004
Deferred Income Tax Assets		
Inventories	$ 4,948	$ 4,447
Accounts receivable	567	600
Warranty	636	732
Foreign and state tax credits	1,973	1,607
Unrealized foreign exchange losses	—	245
Supplemental pension	6,064	5,649
Tax loss carryforwards	2,326	1,558
Minimum pension liability	5,183	429
Asset writedowns	1,793	—
Other	237	39
Total	$23,727	$15,306

(Dollars in thousands, except per share data)

7. Income Taxes—(Continued)

	June 30, 2005	June 30, 2004
Deferred Income Tax Liabilities		
Accelerated depreciation	$ 9,782	$ 9,347
Unrealized foreign exchange losses	120	—
Unremitted earnings of foreign subsidiaries	2,017	—
State income taxes	301	732
Total	12,220	10,079
Net deferred income tax assets	11,507	5,227
Less: Valuation allowance	(3,284)	(2,149)
Total	$ 8,223	$ 3,078

At June 30, 2005, we had total net operating loss carryforwards of $2.3 million ($0.2 million foreign and $2.1 million state tax net operating loss carryforwards). Benefits of $0.1 million from foreign tax loss carryforwards expire in 2010 and $0.1 million may be carried forward indefinitely. The benefits from state tax carryforwards expire during the period 2006 through 2024. We also had foreign and state tax credit carryforwards of $2.0 million as of June 30, 2005, of which $1.9 million was for credit carryforwards of state research and development tax credits. The benefits of the state credits expire during the periods 2018 through 2020.

We establish a valuation allowance for deferred tax assets when the amount of expected future taxable income is not more likely than not able to support the use of the deduction or credit. We recorded a valuation allowance at June 30, 2005 and 2004 of $3.3 million and $2.1 million, respectively, against the foreign and state tax carryforwards and a portion of the state tax credits. The valuation allowance reduces the deferred tax asset to our best estimate of net deferred assets which more likely than not will be realized.

The valuation allowance increased by $1.2 million during fiscal 2005, due to the net increase in foreign and state tax loss carryforwards and the portion of state tax credits that are more likely than not to expire before utilization.

The valuation allowance increased by $379 thousand and $480 thousand during fiscal 2004 and 2003, respectively, due to the net increase in foreign and state tax loss carryforwards, and the portion of state tax credits that are more likely than not to expire before utilization.

8. Other Liabilities

	June 30, 2005	June 30, 2004
Supplemental pension payable	$15,009	$13,993
Minimum pension liability	12,938	1,303
X-Site guaranteed minimum payments	1,761	1,701
Non-current deferred income	729	1,034
Non-current deferred taxes	—	3,422
Other non-current liabilities	1,301	1,512
	$31,738	$22,965

DATASCOPE CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share data)

9. Stock Ownership Plans

Stock Option Plans

We have two employee stock option plans covering 7,225,000 shares of common stock, a stock option plan for members of the board of directors covering 150,000 shares of common stock and option agreements with certain consultants. The plans provide that options may be granted at a price of 100% of fair market value on date of grant, may be exercised in full or in installments, at the discretion of the board of directors, and must be exercised within ten years from date of grant.

A summary of activity under the stock option plans is as follows:

	Year Ended June 30,					
	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at July 1	2,714,357	$31.08	2,833,214	$30.20	2,484,996	$30.92
Granted	367,350	33.82	498,655	33.82	625,750	28.03
Exercised	(227,964)	26.40	(306,079)	25.58	(32,182)	20.34
Canceled	(376,590)	32.36	(311,433)	32.77	(245,350)	33.30
Outstanding at June 30	2,477,153	31.73	2,714,357	31.08	2,833,214	30.20
Exercisable at June 30	2,444,697	$31.80	1,598,247	$30.91	1,585,722	$29.67

At June 30, 2005 there were 3,063,124 shares of common stock reserved for stock options.

The weighted average fair value of options granted was $11.42 in 2005, $11.74 in 2004 and $9.58 in 2003.

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2005.

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$16.50—$28.67	925,269	6.67	$27.68	892,813	$27.73
$28.80—$35.19	837,334	7.60	$30.86	837,334	$30.86
$35.22—$41.58	714,550	6.65	$37.98	714,550	$37.98
	2,477,153	6.98	$31.73	2,444,697	$31.80

On May 17, 2005, the Board of Directors approved the accelerated vesting of all unvested stock options outstanding under the Company's Amended and Restated 1995 Stock Option Plan that had exercise prices per share higher than $28.52, the average of the high and low sales prices of our stock on May 17, 2005. Options to purchase approximately 769 thousand shares of our common stock became exercisable immediately, subject to an exercise price threshold requirement.

On May 17, 2005, we awarded fully vested, nonqualified stock options to eligible employees as part of our annual stock option award. In the past, stock option awards generally had vesting periods over 4 years.

(Dollars in thousands, except per share data)

9. Stock Ownership Plans—(Continued)

Shareholder Rights Plan

On May 22, 1991, we adopted a Shareholder Rights Plan. The purpose of the plan is to prevent us from being the target of an unsolicited tender offer or unfriendly takeover. On May 16, 2000, we amended the Shareholder Rights Plan to provide for (i) an extension of the final expiration date of the Shareholder Rights Plan from June 2, 2001 to June 2, 2011 and (ii) a change in the purchase price of the rights from $300 to $200 per one one-thousandths of a share of Series A Preferred Stock, subject to adjustment.

Under the plan, our common stockholders were issued one preferred stock purchase right for each share of common stock owned by them. Until they are redeemed by us or expire, each preferred stock purchase right entitles the holder to purchase .001 share of our Series A Preferred Stock, par value $1.00 per share, at an exercise price of $200. We may redeem the preferred stock purchase rights for $.01 per right at any time until after the date on which our right to redeem them has expired. In addition, the preferred stock purchase rights do not become exercisable until our right to redeem them has expired. Our right to redeem the preferred stock purchase rights expires on the 10th business day after the date of a public announcement that a person, or an acquiring person, has acquired ownership of our stock representing 15 percent or more of our shareholders' general voting power. Before an acquiring person acquires 50 percent or more of our outstanding common stock, the plan provides that we may offer to exchange the rights, in whole or in part, on the basis of an exchange ratio of one share of common stock for each right. However, any rights owned by the acquiring person and its affiliates and associates will be null and void and cannot be exchanged for common stock.

The plan also provides that, after the date of a public announcement that a person has acquired ownership of our stock representing 15 percent or more of our shareholders' general voting power, generally each holder of a preferred stock purchase right will have the right to purchase, at the exercise price, a number of shares of our preferred stock having a market value equal to twice the exercise price. The plan further provides that if certain other business combinations occur, generally each holder of a preferred stock purchase right will have the right to purchase, at the exercise price, a number of shares of the acquiring person's common stock having a market value of twice the exercise price.

Stock Repurchase Programs

A stock repurchase program for $40 million was announced on May 16, 2001. We acquired 910,000 shares through June 30, 2005 at a cost of $35.2 million.

Stock Compensation Plan for Non-Employee Directors

We have a compensation plan for non-employee directors, which became effective in calendar year 1998. Any member of the board of directors who is not an employee or a consultant to us or any of our divisions or subsidiaries will receive an annual retainer (currently $24 thousand) payable in shares of our common stock and an annual grant of options to purchase 5,000 shares of our common stock.

10. Segment Information

Our business is the development, manufacture and sale of medical devices. We have two reportable segments, Cardiac Assist / Monitoring Products and Interventional Products / Vascular Grafts.

The Cardiac Assist / Monitoring Products segment includes electronic intra-aortic balloon pumps and catheters that are used in the treatment of vascular disease and electronic physiological monitors that provide for patient safety and management of patient care.

The Interventional Products / Vascular Grafts segment includes vascular sealing devices, which are used to seal arterial puncture wounds to stop bleeding after cardiovascular catheterization procedures, radiology

(Dollars in thousands, except per share data)

10. Segment Information—(Continued)

products used in dialysis access and a proprietary line of knitted and woven polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery.

We have aggregated our product lines into two segments based on similar manufacturing processes, distribution channels, regulatory environments and customers. Management evaluates the revenue and profitability performance of each of our product lines to make operating and strategic decisions. We have no intersegment revenue.

	Cardiac Assist / Monitoring Products	Interventional Products / Vascular Grafts	Corporate and Other(a)	Consolidated
Year ended June 30, 2005				
Net sales to external customers	$288,583	$ 62,538	$ 1,579	$352,700
Operating earnings (loss) (c)	$ 37,066	$ (15,377)	$ (2,448)	$ 19,241
Assets (b)	$193,250	$ 98,391	$65,441	$357,082
Long-lived asset expenditures	$ 10,843	$ 3,480	$ 1,748	$ 16,071
Depreciation and amortization	$ 15,454	$ 2,906	$ 1,237	$ 19,597
Year ended June 30, 2004				
Net sales to external customers	$273,751	$ 68,157	$ 1,392	$343,300
Operating earnings (loss) (c)	$ 35,391	$ (5,096)	$ 2,424	$ 32,719
Assets (b)	$179,768	$101,127	$87,440	$368,335
Long-lived asset expenditures	$ 6,353	$ 22,481	$ 1,644	$ 30,478
Depreciation and amortization	$ 14,250	$ 2,384	$ 1,091	$ 17,725
Year ended June 30, 2003				
Net sales to external customers	$254,941	$ 72,048	$ 1,311	$328,300
Operating earnings (c)	$ 29,732	$ 504	$ 2,918	$ 33,154
Assets (b)	$183,259	$ 71,256	$84,317	$338,832
Long-lived asset expenditures	$ 5,645	$ 5,214	$ 2,259	$ 13,118
Depreciation and amortization	$ 13,934	$ 1,556	$ 918	$ 16,408

(a) Net sales of life science products by Genisphere are included within Corporate and Other. Assets within Corporate and Other include cash, investments, property, plant and equipment including the corporate headquarters, goodwill and cash surrender value of officers' life insurance. Segment SG&A expenses include fixed corporate G&A charges.

(b) Assets in the Interventional Products / Vascular Grafts segment include goodwill of $1.8 million in 2005, 2004 and 2003. Assets in Corporate and Other include goodwill of $2.3 million in 2005, 2004 and 2003.

(c) Operating earnings for Corporate and Other includes $4.5 million in special charges in fiscal 2005 and the $3 million gain on legal settlement in fiscal 2003. Operating earnings for the Interventional Products / Vascular Grafts segment includes $3.6 million in special charges in fiscal 2005.

Reconciliation to consolidated earnings before income taxes:

	Year Ended June 30,		
	2005	2004	2003
Consolidated operating earnings	$19,241	$32,719	$33,154
Interest income, net	1,927	1,796	1,582
Other (expense) income	(514)	(361)	(234)
Consolidated earnings before taxes	$20,654	$34,154	$34,502

(Dollars in thousands, except per share data)

10. Segment Information—(Continued)

The following table presents net sales by geography based on the location of the external customer.

	Year Ended June 30,		
	2005	2004	2003
United States	$219,199	$224,264	$224,054
Foreign Countries	133,501	119,036	104,246
Total	$352,700	$343,300	$328,300

The following table presents long-lived assets by geography.

	June 30,		
	2005	2004	2003
United States	$129,396	$132,319	$113,363
Foreign Countries	13,549	11,125	10,427
Total	$142,945	$143,444	$123,790

11. Retirement Benefit Plans

We have various retirement benefit plans covering substantially all U.S. and international employees. Total expense for the domestic and international retirement plans was $5.9 million in 2005, $6.4 million in 2004 and $5.2 million in 2003. Below is a further description of our retirement benefit plans.

Defined Benefit Plans—U.S. and International

We have a defined benefit pension plan designed to provide retirement benefits to substantially all U.S. employees. U.S. pension benefits are based on years of service, compensation and the primary social security benefits. Funding for the U.S. plan is within the range prescribed under the Employee Retirement Income Security Act of 1974. Retirement benefits for the international plan are based on years of service, final average earnings and social security benefits. Funding policies are based on local statutes and the assets are invested in guaranteed insurance contracts.

Supplemental Executive Retirement Plans (SERP)

We have noncontributory, unfunded supplemental defined benefit retirement plans (SERP) for the Chairman and Chief Executive Officer, Mr. Lawrence Saper, and certain current and former key officers. Life insurance has been purchased to recover a portion of the net after tax cost for these SERPs. The assumptions used to develop the supplemental pension cost and the actuarial present value of the projected benefit obligation are reviewed annually.

A summary of Mr. Saper's SERP, as amended, is as follows:

- Mr. Saper is entitled to receive a lifetime pension of up to 60% of his average earnings for the three-year period in which Mr. Saper's compensation was greatest of the ten years immediately preceding his retirement
- The SERP will not be less than the value of the benefit that would have been payable had his retirement occurred at age 65
- The expected annual SERP payment to Mr. Saper commencing at a presumed retirement age of 80, based on the above plan would be $2.8 million

(Dollars in thousands, except per share data)

11. Retirement Benefit Plans—(Continued)

- The plan provides survivor benefits in the form of a $10 million life insurance policy, maintained pursuant to a split-dollar agreement between us, Mr. Saper and a trust for the benefit of Mr. Saper's family

The SERP expense for Mr. Saper recognized in the consolidated financial statements was $879 thousand in 2005, $816 thousand in 2004 and $432 thousand in 2003.

The SERP covering certain former key officers provides a pension at age 65, for up to 15 years, based on a predetermined earnings level for the five-year period prior to retirement. The SERP for two current officers provides a lifetime retirement benefit. The SERP expense for these executives recognized in the consolidated financial statements was $202 thousand in 2005, $299 thousand in 2004 and $301 thousand in 2003.

Defined Contribution Plans

We have defined contribution savings and supplemental retirement plans that cover substantially all U.S. employees and certain international employees. The plans provide an incentive to employees to save and invest regularly for their retirement. In the U.S. we maintain a 401(k) savings and supplemental retirement plan for eligible U.S. employees. The contributions are based on matching 50% of participating employees' contributions up to a maximum of 6% of compensation. The provisions for the international defined contribution plans vary by local country. The total expense under these plans was $1.9 million for 2005, $1.9 million for 2004 and $1.8 million for 2003.

Pension Expense

The components of net pension expense of the U.S. and International defined benefit pension plans and the SERP include the following:

	Year Ended June 30,					
	2005	2004	2003	2005	2004	2003
	U.S. and International			SERP		
Pension Expense						
Service cost	$ 2,402	$ 2,872	$ 2,417	$ 376	$ 372	$ 311
Interest cost	3,285	3,034	2,912	829	706	683
Expected return on assets	(2,801)	(3,074)	(2,774)	—	—	—
Amortization of:						
Net loss (gain)	57	483	55	(122)	14	(307)
Unrecognized prior service cost	13	11	10	(1)	23	46
Remaining unrecognized net obligation	—	44	71	—	—	—
Net pension expense	$ 2,956	$ 3,370	$ 2,691	$1,082	$1,115	$ 733

Obligations and Funded Status

The following table shows the changes in fiscal 2005 and 2004 in the projected benefit obligation, plan assets and funded status of the U.S. and International defined benefit pension plans and the SERP:

(Dollars in thousands, except per share data)

11. Retirement Benefit Plans—(Continued)

	Year Ended June 30,			
	2005	2004	2005	2004
	U.S. and International		SERP	
Change in Projected Benefit Obligation				
Pension benefit obligation at beginning of year	$ 51,736	$ 51,730	$ 12,874	$ 12,305
Service cost	2,402	2,872	376	372
Interest cost	3,285	3,034	829	706
Foreign exchange impact	(20)	122	—	—
Plan amendments	33	—	(348)	—
Actuarial loss (gain)	10,399	(5,074)	1,499	(453)
Benefits paid	(1,019)	(948)	(67)	(56)
Pension benefit obligation at end of year	$ 66,816	$ 51,736	$ 15,163	$ 12,874
Accumulated Benefit Obligation	$ 58,295	$ 43,675	$ 15,163	$ 12,874
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 40,338	$ 38,849	$ *	$ *
Actual return on assets	1,236	812	*	*
Employer contributions	4,292	1,625	*	*
Benefits paid	(1,019)	(948)	*	*
Fair value of plan assets at end of year	$ 44,847	$ 40,338	$ *	$ *
Funded Status at June 30,				
Pension benefit obligation	$ 66,816	$ 51,736	$ 15,163	$ 12,874
Fair value of plan assets	44,847	40,338	—	—
Funded status-plan assets less than benefit obligation	(21,969)	(11,398)	(15,163)	(12,874)
Unrecognized prior service cost	159	139	(230)	118
Unrecognized net actuarial loss (gain)	19,854	7,967	384	(1,237)
Unrecognized net obligation remaining at June 30,	—	—	—	—
Net amount recognized	$ (1,956)	$ (3,292)	$ 15,009	$ 13,993

* Not applicable

At June 30, 2005, the U.S. defined benefit pension plan had an accumulated benefit obligation in excess of plan assets. This was due primarily to the significant decline in the discount rate at the June 30, 2005 and 2004 measurement dates. The following are recognized in the consolidated balance sheets:

	June 30,	
	2005	2004
Accrued benefit liability	$(13,448)	$(3,336)
Intangible asset	159	139
Accumulated other comprehensive loss	12,420	906
Net amount recognized	$ (869)	$(2,291)

(Dollars in thousands, except per share data)

11. Retirement Benefit Plans—(Continued)

Plan Assumptions

Weighted average assumptions used in developing the benefit obligations and net periodic benefit cost were as follows:

	2005	2004	2003
Benefit Obligation			
Discount rate	5.50%	6.50%	5.75%
Rate of compensation increase	4.50%	4.50%	4.25%
Expected return on plan assets	6.50%	6.50%	7.75%

	2005	2004	2003
Net Periodic Benefit Cost			
Discount rate	6.50%	5.75%	7.00%
Rate of compensation increase	4.50%	4.25%	6.00%
Expected return on plan assets	6.50%	7.75%	7.75%

The measurement date for the defined benefit pension plans and the SERP is July 1.

U.S. Plan Asset Allocation and Investment Guidelines

The percentages of the fair value of plan assets allocated at June 30, 2005 and 2004 by asset category and the weighted average target allocations for fiscal 2006 for the U.S. defined pension plan are as follows:

	June 30,		
	2006	2005	2004
	Target Allocation	Percentage of Plan Assets	
Asset Category			
Small Capitalization Equities (1)	10.0%	9.8%	8.7%
Fixed Income Bonds—Corporate	15.0%	12.0%	14.6%
Fixed Income Bonds—Government	75.0%	73.4%	75.5%
Cash	0.0%	4.8%	1.2%
	100.0%	100.0%	100.0%

The expected long-term rate of return of 6.5% is calculated by using the target allocation and expected returns for each asset class in the table above.

---

(1) Represents investment in our common stock of $4.4 million (131,000 shares) and $3.8 million (96,000 shares) at June 30, 2005 and 2004, respectively.

Below is a summary of our U.S. pension investment guidelines.

- Our investment objective is to invest in securities which provide minimal risk, a high degree of liquidity and an adequate return. Return on such investments, while recognized as important, is not the primary consideration. Safety of principal and liquidity are the key objectives.
- At least 50% of the fixed portion of the portfolio will be invested in Treasury & Federal Agency obligations. The maximum maturity of each security is 10 years.
- No more than 50% of the portfolio will be invested in 5 to 10 year medium-term AAA-rated corporate notes.
- No more than $3 million in aggregate will be invested in any single company's AAA-rated corporate notes.

(Dollars in thousands, except per share data)

11. Retirement Benefit Plans—(Continued)

- Investments may include Datascope common stock. The amount of Datascope stock is limited by ERISA rules (section 407 (a)), which says that the pension fund can purchase Company stock, as long as immediately thereafter, the aggregate fair market value of Company stock held by the fund does not exceed 10% of the fair market value of all pension fund assets.

Expected benefit payments under the U.S., international and SERP defined benefit pension plans over future years are as follows:

Fiscal Year	
2006	$ 1,306
2007	1,568
2008	1,695
2009	4,270
2010	5,036
2011—2015	29,114

The expected employer contribution to the U.S. and international defined benefit pension plans in fiscal 2006, is between $4.8 million (minimum regulatory requirement) and $7.0 million (maximum contribution). No decision has been made at this time on the fiscal 2006 contribution.

12. Commitments and Contingencies

Leases

Future minimum rental commitments under noncancellable operating leases are as follows:

Fiscal Year	
2006	$3,498
2007	2,854
2008	1,728
2009	718
2010	384
Thereafter	177
Total future minimum rental payments	$9,359

Total rent expense approximated $4.1 million in 2005, $3.9 million in 2004 and $3.9 million in 2003. Certain of our leases contain purchase and/or renewal options.

Litigation

We are subject to certain legal actions, including product liability matters, arising in the ordinary course of our business. We believe we have meritorious defenses in all material pending lawsuits. We also believe that we maintain adequate insurance against any potential liability for product liability litigation. In accordance with generally accepted accounting principles we accrue for legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. In consideration of the cases described below, we have recorded accruals as of June 30, 2005 which are not considered significant.

In December 2000, an action was filed in New York Supreme Court against us and our board of directors entitled David B. Shaev v. Lawrence Saper, Alan B. Abramson, David Altschiller, Joseph Grayzel, M.D., George Heller, Arno Nash and Datascope Corp. The complaint alleged, inter alia, common law claims for breach of the duty of loyalty and breach of fiduciary duty for approving allegedly excessive compensation to defendant Saper.

(Dollars in thousands, except per share data)

12. Commitments and Contingencies—(Continued)

The action has been dismissed in conjunction with the settlement of the United States District Court Action that was filed in August 2001. The August 2001 action was settled in March 2005 with a payment by Datascope's insurance company of the plaintiff's attorney's fees and a small reduction to Mr. Saper's supplemental executive retirement plan.

On January 28, 2003, Sanmina-SCI, one of our former suppliers, filed a complaint in the Superior Court of California, County of Santa Clara, claiming that we are obligated to purchase excess inventory of Sanmina-SCI. Sanmina-SCI seeks damages. In response, we filed an answer denying the allegations of the complaint and counterclaimed for damages. Mediation was attempted in April 2004 without success and now discovery is being conducted.

The Public Prosecutor's Office in Darmstadt, Germany is conducting an investigation of current and former employees of one of our German subsidiaries. We are cooperating with the investigation. We cannot predict at this time the outcome of the investigation or if there could be any material adverse effect on our business.

On December 2, 2003, a former Datascope employee, Michael Barile, filed a complaint in the Superior Court of New Jersey, Law Division, Bergen County, against Datascope Corp. seeking indemnification from the Company of approximately $1 million in legal fees and expenses he allegedly incurred in defending a criminal action brought against him, as well as additional damages Mr. Barile alleges he suffered. The Company has filed an answer denying the allegations of the complaint and has brought counterclaims against Mr. Barile seeking damages resulting from Mr. Barile's improper conduct while an employee. Mr. Barile has replied to the Company's counterclaims by denying them. Mediation was held on April 28, 2004 and on June 16, 2005, which did not result in settlement. However, in response to the Company's summary judgement motion, all of Michael Barile's damage claims, except for reimbursement of legal fees, were dismissed by the Court in April 2005. Discovery is now proceeding in preparation for trial.

On January 20, 2005, Rex Medical LP filed a complaint in the United States District Court for the District of Delaware, seeking monetary damages for breach of three thrombectomy technology transfer agreements between Rex and the Company, as well as to have the technology under the agreements revert back to Rex. The Company has answered the complaint denying the allegations and has counterclaimed for Rex's breach of the agreements and seeks monetary damages for lost profits. Mediation was conducted in August 2005 without success, however, the parties have been discussing the possibility of settlement and discovery is proceeding.

On March 18, 2005, Johns Hopkins University and Arrow International, Inc. filed a complaint in the United States District Court for the District of Maryland, seeking a permanent injunction and damages for patent infringement. They allege that the Company's ProLumen Rotational Thrombectomy System infringes the claims of their U.S. patents 5,766,191 and 6,824,551. The Company has filed an answer denying such infringement and discovery has begun.

Credit Arrangements

We have available lines of credit at June 30, 2005 totaling $95.1 million, with interest payable at LIBOR based rates, determined by the borrowing period. We have approximately $1.4 million of letters of credit outstanding as security for inventory purchases from an overseas vendor. We had short-term unsecured borrowings of $4.0 million at June 30, 2005 with an interest rate of 3.54% due in October 2005. We did not have any borrowings at June 30, 2004. Of the total available, $25.0 million expires in October 2005, $19.7 million expires in November 2005 and $25.0 million expires in March 2006. These lines are renewable annually at the option of the banks, and we plan to renew them. We also have $25.4 million in lines of credit with no expiration date.

(Dollars in thousands, except per share data)

12. Commitments and Contingencies—(Continued)

Warranty Obligations

We provide warranty on all of our products. We estimate the costs that may be incurred under warranties and record a liability in the amount of such costs at the time the product is sold. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Changes in accrued warranty for the years ended June 30, 2005, 2004 and 2003 were as follows:

	Year Ended June 30,		
	2005	2004	2003
Warranty reserve at the beginning of the year	$ 400	$ 400	$ 325
Warranties accrued during the period	176	346	391
Warranties settled during the period	(276)	(346)	(316)
Warranty reserve at the end of the year	$ 300	$ 400	$ 400

Rabbi Trust

We have established a trust to hold amounts which may become payable in the future to certain executives of the Company pursuant to various employment, supplemental benefit and severance agreements upon a change of control of the Company. We are obligated to fund the trust upon the occurrence of events tending to indicate that a future change in control of the Company could occur.

13. Gain on Legal Settlement

In July 1999, we instituted patent infringement litigation relating to a vascular sealing method against Vascular Solutions, Inc. in the United States District Court, District of Minnesota. In that litigation our complaint alleged that the manufacture, use and/or sale of Vascular Solutions' Duett device infringed our United States Patent No. 5,725,498. In November 2002, the parties settled the matter. Pursuant to the settlement, Vascular Solutions paid us $3.75 million and we granted Vascular Solutions a limited, non-exclusive patent license. In the second quarter of fiscal 2003, we recorded a pretax gain on the settlement, net of related legal expenses, of $3 million, or $1.9 million after tax, equivalent to $0.13 per diluted share.

14. Special Charges

In fiscal 2005, we recorded special charges totaling $8.1 million. These charges consisted of:

- Termination of certain R&D projects totaling $2.4 million.

Based upon recently completed extensive reviews of the current and future market, clinical benefits, cost to manufacture, price realization and the development and regulatory costs required for a successful market launch, certain R&D projects were terminated. As a result of the decision to terminate the projects we wrote-off licenses and purchased technology of $1.3 million and tooling and other assets of $0.7 million. The licenses, purchased technology and tooling were determined to be fully impaired at June 30, 2005 because they have no alternative future use. Contractual obligations for non-cancelable purchase orders and settlement costs related to the R&D projects of $0.4 million were also recorded.

- Write-off of investments in two private medical technology companies of $4.3 million.

In conjunction with the decision to terminate certain R&D projects as noted above, we recorded an impairment of our investment in the common and preferred stock of a private medical technology company, totaling $2.3 million. The investment in the common stock of this company was accounted for under the

(Dollars in thousands, except per share data)

14. Special Charges—(Continued)

equity method of accounting. We determined that there was an other-than-temporary decline in the value of this investment and adjusted the carrying value of the investment to zero.

We recorded an impairment of $2.0 million for an investment in the preferred stock of a second private medical technology company based on information received from that company that the performance of their lead product in clinical trials was significantly below target and affected their ability to raise funds. We determined that there was an other-than-temporary decline in the value of this investment and adjusted the carrying value of the investment to zero. We determined that the investment was fully impaired based on the ability of this company to sustain its operations and continue as a going concern.

- Severance expenses of $1.4 million for workforce reductions related to a companywide cost reduction program.

As a result of a companywide cost reduction program that was approved by management, we recorded severance expenses of $1.4 million for the termination of 33 employees (3% of the workforce). Substantially all of the terminated employees left the company by June 30, 2005. The severance payments will be completed by the end of fiscal year 2006.

The special charges are reflected in the following segments:

Interventional Products / Vascular Grafts	$3.6 million,
Corporate and Other	$4.5 million.

Below is a summary of the special charges and remaining liability at June 30, 2005.

FY 2005 Special Charges	Termination of R&D Projects	Impairment of Investments	Workforce Reductions	Total
Asset write-offs (non-cash)	$1,988	$4,327	$ —	$6,315
Severance expenses	—	—	1,364	1,364
Contractual obligations	395	—	—	395
Total	$2,383	$4,327	$1,364	$8,074
Utilized Through June 30, 2005				
Asset write-offs (non-cash)	$1,988	$4,327	$ —	$6,315
Severance expenses	—	—	447	447
Contractual obligations	—	—	—	—
Subtotal	1,988	4,327	447	6,762
Remaining Balance June 30, 2005	$ 395	$ —	$ 917	$1,312

(Dollars in thousands, except per share data)

15. Quarterly Financial Data (Unaudited)

	Year Ended June 30, 2005				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$80,300	$82,700	$96,100	$93,600	$352,700
Gross margin	$48,348	$49,228	$55,629	$52,239	$205,444
Net earnings (loss)	$ 4,720	$ 3,718	$ 8,791	$ (2,583)	$ 14,646
Earnings (loss) per share, basic	$ 0.32	$ 0.25	$ 0.59	$ (0.17)	$ 0.99
Earnings (loss) per share, diluted	$ 0.31	$ 0.24	$ 0.58	$ (0.17)	$ 0.97

	Year Ended June 30, 2004				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$77,100	$86,800	$89,900	$89,500	$343,300
Gross margin	$45,222	$50,626	$52,908	$54,063	$202,819
Net earnings	$ 4,200	$ 5,619	$ 7,120	$ 6,969	$ 23,908
Earnings per share, basic	$ 0.28	$ 0.38	$ 0.48	$ 0.47	$ 1.62
Earnings per share, diluted	$ 0.28	$ 0.37	$ 0.47	$ 0.46	$ 1.58

Quarterly and total year earnings per share are calculated independently based on the weighted average number of shares outstanding during each period.

16. Earnings Per Share

The computation of basic and diluted earnings per share is shown in the table below.

	Year Ended June 30,		
	2005	2004	2003
Net earnings	$14,646	$23,908	$23,299
Weighted average shares outstanding for basic earnings per share	14,795	14,782	14,774
Effect of dilutive employee stock options	329	339	76
Weighted average shares outstanding for diluted earnings per share	15,124	15,121	14,850
Basic earnings per share	$ 0.99	$ 1.62	$ 1.58
Diluted earnings per share	$ 0.97	$ 1.58	$ 1.57

At June 30, 2005, 2004 and 2003, common shares related to options outstanding under the Company's stock option plans amounting to 676 thousand, 758 thousand and 2.01 million, respectively, were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.

17. Related Party Transactions

We have a preferred stock investment of $5.0 million in Masimo Corporation, a key supplier to our Patient Monitoring business. We purchased $9.3 million of product from Masimo Corporation during fiscal 2005, $7.6 million in fiscal 2004 and $7.8 million in fiscal 2003.

In fiscal 2002, we advanced Mr. Saper $260 thousand for payment of a club membership deposit. Mr. Saper will repay such amount upon the termination of Mr. Saper's membership in the club or, if earlier, upon the termination of Mr. Saper's employment with the Company.

DATASCOPE CORP. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to Costs and Expenses	(2) Charged to Other Accounts-Describe	Deductions from Reserves-Describe	Balance at Close of Period
Year Ended June 30, 2005					
Allowance for doubtful accounts	$2,414	$ 390	$—	$525(A)	$2,279
Year Ended June 30, 2004					
Allowance for doubtful accounts	$2,020	$ 790	$—	$396(A)	$2,414
Year Ended June 30, 2003					
Allowance for doubtful accounts	$1,159	$1,118	$—	$257(A)	$2,020

(A) Write-offs

EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-75420, 333-75422, 333-39690, 333-42753, 333-42747, 333-00537, 033-60169, 033-69922 and 033-33373 of Datascope Corp. on Form S-8 of our report dated September 13, 2005 relating to the financial statements and financial statement schedule of Datascope Corp and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Datascope Corp. for the year ended June 30, 2005.

Deloitte & Touche LLP

Parsippany, New Jersey
September 13, 2005

Exhibit 31.1

Certification of Principal Executive Officer
Regarding Facts and Circumstances Relating to Annual Reports

I, Lawrence Saper, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Datascope Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 13, 2005

/s/ Lawrence Saper

Lawrence Saper
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer
Regarding Facts and Circumstances Relating to Annual Reports

I, Murray Pitkowsky, Senior Vice President, Chief Financial Officer and Treasurer, certify that:

1. I have reviewed this annual report on Form 10-K of Datascope Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 13, 2005

/s/ Murray Pitkowsky

Murray Pitkowsky
Senior Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Datascope Corp. (the "Company") for the fiscal year ended June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 13, 2005

/s/ Lawrence Saper
Lawrence Saper
Chairman of the Board and Chief Executive Officer

/s/ Murray Pitkowsky
Murray Pitkowsky
Senior Vice President, Chief Financial Officer and Treasurer

[This page intentionally left blank]